Exhibit 99.1

2Q 21 Complete financial statements in IFRS June 30, 2021

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(A free translation of the original in Portuguese) www.pwc.com.br Itaú Unibanco Holding S.A. Consolidated financial statements at June 30, 2021 and independent auditor’s report

Itaú Unibanco Holding S.A. Independent auditor’s report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. (“Bank”) and its subsidiaries, which comprise the consolidated balance sheet as at June 30, 2021 and the consolidated statements of income and comprehensive income for the six-month period and quarter then ended, and the consolidated statements of changes in stockholders’ equity and cash flows for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at June 30, 2021, the consolidated financial performance for the six-month period and quarter then ended and the consolidated cash flows for the six-month period then ended, in accordance with International Accounting Standard (IAS) 34—“Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our 2021 half-year audit of the financial statements. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Matters Why it is a key audit matter How the matter was addressed

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - Financial Instruments (Notes 2.3(b), 2.3(f), 2.4(d) and 4 to 10) The provision for expected loss continued to be an area of focus in our audit, as it involves Management’s judgment in determining the necessary provision through the application of methodology and processes which use a variety of assumptions, including, among others, prospective information and criteria for determining a significant increase or decrease in credit risk. Furthermore, as a result of the COVID-19 pandemic, management revised some of the judgments and estimates used in determining the provision for expected loss, such as the weighting of macroeconomic scenarios, in order to adapt the assumptions previously applied to the current scenario of the Bank’s operations and its subsidiaries. The financial instruments classified as fair value through profit or loss include operations with low liquidity and no active market, which are substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models that include Management assumptions in their fair valuation. Furthermore, market risk management is complex, especially in times of high volatility, as well as in situations where observable prices or market parameters are not available. These matters also continued to be a focus of our 2021 half-year audit due to the relevance and subjectivity mentioned above. We confirmed our understanding of the process of measurement the provision for expected loss and of financial assets and liabilities in accordance with IFRS 9. Regarding the provision for expected loss methodology, we performed a number of audit procedures substantially related to the: (i) analysis of management’s accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries. In addition, we tested management’s documentation of the guarantees, the projected cash flows, the credit renegotiations, the counterparty’s risk assessment, the payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) tests on inputs to models and, when available, we compared data and assumptions with market information; and (v) analysis over Management’s disclosures in the financial statements in order to comply with IFRS 7 – Financial Instruments: Disclosures and IFRS 9. We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected loss are appropriate and consistent, in all material respects, in the context of the consolidated financial statements. Regarding the measurement of financial assets and financial liabilities, we highlight the application of certain audit procedures: i) analysis of Management’s accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a sample basis,

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries’ business and, over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one environment with different processes and segregated controls. In addition, since the 1st half of 2020, a substantial part of the Bank and its subsidiaries’ teams are carrying out their activities remotely (home office), which generated the need to adapt technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. The procedures performed comprised the combination of relevant tests of design and effectiveness of controls and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access management control, segregation of duties and monitoring the operating capacity of technology infrastructure in face of the new reality of business operation. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing and extent of other audit procedures. Deferred Tax (Notes 2,3(h), 2.4 (j) e 24(b)) The deferred tax assets arising from temporary differences, income tax losses carryforward and negative basis of social contribution are recorded to the extent Management considers probable that the Bank and its subsidiaries will generate future taxable profits sufficient to use these tax credits. The projection of the future taxable profits takes into account a number of subjective assumptions We confirmed our understanding and tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets, the recording of such credits and disclosures in accordance with the accounting standards, including the necessity of analyzing the perspectives for the realization of these assets via projections of future taxable profit for the Bank and

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit established by Management. Additionally, on July 14, 2021, Law 14,183/21 was released, providing for the increase in the rate of the Social Contribution on the Net Income of the financial sector until December 31, 2021, which impacted the calculation of the amounts of tax credits registered on June 30, 2021. We continue to consider this an area of focus of our audit, as the use of different assumptions in the projection of future taxable profits, could significantly change the amounts and terms expected for the realization of deferred taxes, with consequent accounting impact. its subsidiaries. We compared the critical assumptions used for projecting future results with macroeconomic information disclosed by the market and with the historical data in order to support the consistency of these estimates. With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction. We believe that the assumptions adopted by Management in the determination and recording of deferred tax assets are appropriate and consistent with the disclosures in the accompanying notes to the financial statements. Realization of goodwill and intangible assets (Notes 2.3 (g), 2.4(aIII), 2.4 (h) and 14) The balances of goodwill and intangible assets are tested semiannually for impairment. These tests involve estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash- generating units requires that management apply judgment and estimates. We continued focusing on this area in our audit because: (i) it involves the projection of future results, in which using different assumptions may significantly modify the perspective of realization of these assets and the possible need to account for impairment, with consequent impact on the financial statements; (ii) the relevance of these accounts in the context of the financial statements. We confirmed our understanding and tested the design and effectiveness of the main controls established, including the analysis of the critical judgment and assumptions used by management. We tested the most relevant projections and assumptions for the determination of the impairment test of goodwill and intangible assets as prepared by Management, to assess the reasonableness of these realization estimates. We believe that the assumptions that management adopted to evaluate the realization of goodwill and intangible assets are appropriate and that the disclosures in the accompanying notes are consistent with the information obtained, considering the consolidated financial statements taken as a whole.

Itaú Unibanco Holding S.A. Provisions and contingent liabilities (Notes 2.3(j), 2.4.(n) and 29) The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. In the civil and labor cases, there is the possibility of early termination of processes through agreements. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus. We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision, as well as the information disclosed in the explanatory notes in relation to the contingent liabilities, are appropriate considering the consolidated financial statements. Other matters Statement of added value The consolidated statement of added value for the half-year ended June 30, 2021, prepared under the responsibility of the Bank’s management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank’s financial statements. For the purpose of forming our opinion, we evaluated whether this statement is reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09—“Statement of Added Value”. In our opinion, this statement of added value has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the consolidated financial statements taken as a whole.

Itaú Unibanco Holding S.A. Other information accompanying the financial statements and the auditor’s report The Bank’s management is responsible for the other information that comprises the Management Report. Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Accounting Standard (IAS) 34—“Interim Financial Reporting”, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank’s and its subsidiaries financial reporting process. Auditor’s responsibilities for the audit of consolidated financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

Itaú Unibanco Holding S.A. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the half-year ended June 30, 2021 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 2, 2021 PricewaterhouseCoopers Emerson Laerte da Silva Auditores Independentes CRC 2SP000160/O-5 Contador CRC 1SP171089/O-3

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MANAGEMENT REPORT 1H21 Dear reader, We find ourselves at a moment in the market when the rise of new technologies, the use of data and the arrival of new participants on the financial industry scene represent a huge competitive challenge. Thus, the strategy for us to stand out in this scenario has been guided by serving the customer how, when and where it is most convenient for them. We can see how we have effectively achieved this objective in all areas where we operate – we have the largest range of services in the market – based on an effective combination of continuous investment in new technology solutions, and a cultural transformation that enables us to be a simpler, more agile and more efficient bank where people enjoy autonomy and play a leading role. So, we have launched the #Feito com Você (WeDidItWithYou) campaign that leads us to admit that who knows what the customer wants is the customer himself, and we have done this successfully by actively listening to their needs. In this respect, we allocated priority in this quarter to an ambitious project for a strategic review of our Retail operations: iVarejo 2030, which involves a complete makeover of the customers’ experience by allocating a new meaning to the value proposal of our businesses on two main fronts, but not just confined to them: The Phygital and Omnichannel approach, which we are introducing into our business model, and the e-Commerce model by which the Digital Channels will receive a strong boost as we multiply our Digital Sales capability. Clients phygital The Phygital approach encapsulates our belief that there is huge potential to be explored in the fact that the physical and digital worlds are mutually complementary. Basically, we are on the path to offering a totally digital bank, with the convenience of a branch network service. In other words, the best of both worlds, and the customer gets to choose. Clients At the same time, the Omnichannel strategy allows us to integrate the channels, creating new points of contact with the customers and engaging in conversation by drawing on the information from previous contacts on any of our channels. Conversation using this type of approach has increased three-or fourfold and generates an incomparably higher level of satisfaction than the more traditional approaches. Another good example created by this connection between customer services is that it allows our clients to ask for support from a manager or specialist online while they are perusing on our digital channels. This is what we call “click-to-human”. This is how we have doubled or tripled our sales conversion, and we expect to omnichannel continue to evolve over time, especially in products that demand greater specialization, such as insurance, investments, purchasing pools and real estate credit. In the first six months of 2021, the volume of business from an O2O (online-to-offline) connection exceeded R$ 9.0 billion in deals1, strengthening the potential of the Phygital and Omnichannel strategy. Considers: Individual credit (credit, payroll-deductible); Individual investments (treasury, savings, funds, pension); PF Renegotiation; Individual Credit Cards; portability of Individual credit and Endorsement. 12

At the same time, the e-Commerce Program is an initiative with the capacity to transform our application into a powerful relationship and e-commerce platform. Cell phones have increasingly become people’s preferred channel, and therefore our priority, too. In recent years, we have bolstered investments in our app to convert it to a one-stop-shop, offering a complete range of products and services. Aut inv Vehicle Finance Government Renegotiation Solutions for the Itaú super app Services Hub Forex MCP PIX Investments Programs present time Based on a culture of testing and learning in solutions dedicated to the best user experience, with an end-to-end approach, we are now reaping the fruits of a journey of developing co-creation with the customer. App Itaú: 78 NPS points An all-time level! To intensify our digital sales, we have created the Live Program whose aim is to transform how we offer digital products and services based on a new operating model with new functionalities in data analysis, technology solutions in digital marketing, while adding an e-commerce mentality to the operation. Our ambition is to quadruple the volume of sales on the digital channels. Implementation of the 2030 iVarejo (iRetail) Program 75% implemented in 2021 100% implemented in 2022 Ambitions To account for 50% of the bank’s revenue. Training hundreds of people using management methodology and tools. 13

We have also launched the new campaign "O Itaú tem um cartão que dá match com você" (Itaú has a card that matches you), aimed at showcasing our complete portfolio and designed to meet each customer's needs and strengthen our position in the segment.

1 in 3 cards
in Brazil is Itaú

The
most sought-after
card in Brazil

Some of our differentials:

Pay how you like: contactless, WhatsApp Pay, PayPal, online debit.

All contactless digital payment portfolios: Apple Pay, Samsung Pay e Google Pay.

An iPhone forever,
have a new iPhone whenever you want.

Itaú
Itaucard

Count on us.

Itaucard, market leader in credit cards and financial solutions in Brazil, received in June the RA1000 Seal of Excellence awarded by Reclame AQUI (a consumer protection site).

The seal acknowledges businesses that stand out for their excellent service levels on the site, like high solution rate, response and reputation.

This is the result of a lot of work and the tireless quest to channel our efforts to creating strategies and solutions that help improve our customers' satisfaction.

Find out more at: https://www.reclameaqui.com.br/empresa/itaucard/


Como podemos te ajudar?

Did you detect a purchase you do not recognize?

Report the problem on the Itaú app.

Now, whenever customers do not recognize a purchase made with their credit card, they can challenge it using the Itaú app without having to call the Hot desk.

14

We have zeroed the annual fee on Black and Infinite cards for investors. We have extended the benefit of zero annual fees to the Itaú Personnalité Black and Itaú Personnalité Infinite cards. Customers with investments from R$ 50,000 upwards in the segment are now exempted from annual fees on both cards. We have extended the account opening service on the digital channels to over 4 million small businesses. Besides offering this service to MEI (Very Small Entrepreneur) account holders, we are expanding the customer base of businesses that can open an account online and directly through the site. Beginning in May, customers with annual invoicing of up to R$ 800,000 can now open an account via the site, which means 4 million companies managing their finances on our digital channels. We have launched a tool that enables customers to monitor card receivables from other banks. Using this new development, we will expand the offer of credit guaranteed by receivables. The functionality, called Card Financial Manager, enables customers to view their balance of receivables pledged as collateral in multiple financial institutions. It is being launched precisely when the regulatory changes stipulated by the Central Bank in this respect are coming into effect. Rede is announcing an additional offer of R$ 2.3 billion for discounting receivables and is launching a platform that consolidates sales made through all credit card companies. The company simultaneously launched an online platform so that retailers can view the schedule of receivables in a single environment, irrespective of the brand, banks and machines involved in the transactions. We have incorporated into íon the investment aggregator functions, anticipating the debut of the second phase of open banking. The advent of this resource allows platform users to view all their investments, whether these are with Itaú or with other banks and brokerage houses. The customer can decide how they want to see this information: view the consolidated investment statement or broken down by product or institution. We have announced the launch of Quantamental for our Multimesas (Multiple Trading Desks) management model, a platform that allows managers to operate a portfolio taking advantage of our ability to attract resources and receiving remuneration as if they were the owners of an asset management company. The Quantamental team stands apart for the algorithm-based quantitative operating model and for the intensive use of robots that analyze various indicators in the search for patterns for evaluations and negotiations. The work has begun with two funds that were already in operation—the Quantamental Hedge and Quantamental Gems, which aim to exceed the CDI rate and the Small Cap Bovespa Index, respectively. 15

Through a multimarket fund, professional investors will have an opportunity to share in the financial growth of fledgling asset managers, such as the Rising Stars Program, for encouraging new asset managers. This initiative, unprecedented in Brazil, combines both the financial means for the development of independent asset managers, and the opportunity for customers to invest and share in those companies’ results. To do so, a multimarket investment fund will be structured in which customers will invest in promising asset managers with high growth potential. The proceeds will be channeled both to seed capital (a financing model designed for business projects in the early stages or not yet initiated), and to working capital for those companies. The fund will be available for placement with professional investors – those with financial assets of R$ 10 million and upwards. Our investment search and comparison tool, “Investir Em Que?”, has exceeded the 1 million accesses mark. The platform, which is open to the bank’s customers and to non-customers, offers a series of functionalities for those looking to invest: projected returns of the funds 12 months hence, a guidebook and comparison of market-wide funds with different classifications (fixed income, shares, exchange rate and multimarket), profitability graphs, risk ratings, search mechanisms (by amount, name or corporate tax number (CNPJ)), in addition to content that helps investors make their decisions. Access: https://investiremque.com.br/. We have launched an international ETF (Exchange Traded Fund, or “index fund”) in Healthcare Technology. This provides Brazilian investors with yet another possibility for sophisticated placement. The HTEK11 is the 15th ETF of Itaú Asset Management and will track the Morningstar US Exponential Technologies Healthcare Index consisting of the shares of 50 technology companies positioned to benefit from the topics of Medicine & Neuroscience and Bioinformatics. Technological innovations are transforming the healthcare sector, and not only do they have the potential to improve quality of life, but they are also an investment opportunity. At present, this index consists of companies like Eli Lilly, Johnson & Johnson, and Bristol-Myers Squibb, among others. We continued to push ahead with our business agenda around ESG criteria, strengthening our role in response to significant demands from society. We raised US$ 400 million from the United States International Development Finance Corporation (DFC) on the international market , which we intend to use to expand credit to small and middle market companies, focusing on economically vulnerable regions like the North and Northeast of Brazil, and companies where women are the controlling shareholders or run the business. We have also taken on a commitment to contribute R$ 400 billion by 2025, through business initiatives that promote an economy that is sustainable and increasingly green and inclusive. This figure encompasses three major operating fronts: loans to sectors that have a positive impact on society; structuring ESG transactions with clients, such as ESG bonds, ESG loans and green debentures; and ESG products for the retail sector, such as financing electric/hybrid cars, solar panels and micro credit. In July, we notified the market about the launch of the carbon offset platform to leverage transparency in the Voluntary Carbon Market, in partnership with the international banks CIBC (Canadian Imperial Bank of Commerce), NAB (National Australia Bank) and Nat West. The DFC partnership with Itaú Unibanco exemplifies the DFC’s focus on regions of the world where women face the greatest challenges, and where this investment can have the greatest positive effect, primarily bearing in mind the consequences currently experienced due to the Covid-19 pandemic. This investment represents an advance in the initiative of the DFC, which has already raised over US$ 7 billion in private sector investment in projects for the economic inclusion of women entrepreneurs in developing countries. 16

Aligned with the Taskforce on Scaling Voluntary Carbon Markets – TSVCM, the project helps remove some currently existing barriers to the purchase of voluntary carbon offsets. The Carbon Project will be initially launched as a pilot project in August, to demonstrate the platform’s operational, legal and technical capabilities. Its objectives are: Greater delivery of high-quality, carbon offset projects; A marketplace for trading carbon, with transparency as regards prices and greater market liquidity; The creation of an ecosystem backed by the offsets market; The development of tools to help clients manage climate risk. With initiatives like those described above, it is our intention to strengthen our role as one of the main agents of economic and social transformation in Brazil. The Empresário Verde (Green Businessman) Plan is a product launched by Itaú BBA for the sustainable construction market. Itaú BBA has stipulated environmental targets in its traditional credit line intended for companies in the civil construction industry, launching the Green Businessman Plan. To obtain differentiated financing conditions, commercial or residential real estate developments need to achieve savings of at least 20% in water, energy and the energy incorporated into materials. Given the deterioration of the COVID-19 pandemic in Brazil, we joined with other companies in donating 3.4 million items of intubation medication. In an emergency response, we put together a group of companies to donate 3.4 million items of intubation medication to the Ministry of Health, a sufficient amount to manage 500 beds for a period of one-and-a-half months. The items, imported from China, are certified by Anvisa, as well as by the Chinese agency, and will be donated in full to the Brazilian government which will also oversee the distribution by the states through the SUS-Single Health System. Itaú Unibanco Holding and XPart’s segregation The legal and accounting segregation of Itaú Unibanco Holding and XPart approved by the Extraordinary Shareholders Meeting as of January 31, 2021 was carried out on May 31, 2021, since on this date the Federal Reserve Board (FED) approval became effective. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, XPart S.A. (“XPart”) had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade). On May 28, 2021, XP Inc. (“XP”) expressed its interest in merging XPart and, accordingly, XP and Itaúsa announced to the market that they have reached a final understanding regarding the merger of XPart into XP, to be deliberated by the General Stockholders’ Meetings of these companies on a date to be defined. As previously disclosed, should the said merger be approved by the stockholders of XP and XPart, Itaú Unibanco Holding’s stockholders, who are XPart’s stockholders and until the cut-off date¹ will be entitled to receive securities issued by XPart, will receive: as for Itaú Unibanco Holding’s controlling stockholders (Itaúsa e IUPAR) and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP. (b) as for Itaú Unibanco Holding’s remaining stockholders, Level I sponsored Brazilian Depositary Receipts (BDRs) backed into XP Class A shares. In case XPart is not merged or is not listed on a stock exchange within a period of 120 days as from the date of approval from the Central Bank of Brazil above mentioned, stockholders will be entitled to withdraw from XPart. Our stockholders and the market informed of the progress and developments of this operation. 17 It is planned that the cut-off date will occur after the close of trading on the day of the XP and XPart’s General Meetings.

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business.

We present below the key indicators comprising our results:

In R$ billion	1H21	1H20	Variation
information			
Operating Revenues [1]	60.3	54.7	10.3%
Net Interest Income[2]	37.0	33.2	11.6%
Banking Services Fees and Insurance[3]	22.1	20.8	6.0%
Expected Loss from Financial Assets and Claims	(3.8)	(16.1)	-76.5%
General and Administrative Expenses	(30.9)	(33.2)	-6.9%
Net Income	15.0	1.8	742.8%
Net Income Attributable to Controlling Shareholders	14.1	5.2	171.9%
Recurring Managerial Result	13.8	7.6	81.2%
Recurring Return on Average Equity - Annualized[4]	19.5%	8.0%	1,150 bps
Recurring Managerial Return on Average Equity - Annualized[5]	19.0%	11.7%	730 bps

	06/30/2021	06/30/2020	Variation
Balance Sheet information			
Total Assets	1,957	1,954	0.2%
Total Loan Portfolio [6]	913.6	814.5	12.2%
Tier I Capital	13.5%	12.1%	140 bps

	1H21	1H20	Variation
Shares			
Weighted Average Number of Outstanding Shares – in millions	9,774	9,757	0.2%
Net Income Attributable to Controlling Shareholders per share - R$	1.44	0.53	171.7%

	1H21	1H20	Variation
Others			
Branches	4,326	4,487	-3.6%
Physical and Client Service Branches (CSBs)	4,129	4,292	-3.8%
Digital Branches	197	195	1.0%
Employees (in thousands)	98.3	97.4	0.8%
Brazil	85.6	84.3	1.5%
Abroad	12.6	13.1	-3.5%

(1) Operating Revenues are the sum of (i) Interest and Similar Income (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) IForeign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees (vi) Income from insurance and private pension operations before claim and selling expenses and (vii) Other Income; (2) The sum of (i) Interest and Similar Income (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) IForeign exchange results and exchange variations in foreign transactions; (3) The sum on the Commissions and Banking Fees and Income from insurance and private pension operations before claim and selling expenses. For better comparability, the adjustment of the hedge tax effects on foreign investments was applied; (4) The return is calculated by dividing the Recurring Return on Average Equity - Annualized by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors.; (5) The return is calculated by dividing the recurrent Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. and (6) Amounts paid/provisioned, declared and highlighted in the shareholders' equity.

18

Results Analysis The percentages of increase or decrease in this section refer to the comparison between the accumulated figure for the year 2021 in relation to the same period of 2020, unless otherwise indicated. In the firts quartes of 2021, our recurring Return on Shareholders’ Equity was R$ 14.1 billion, with an increase of 171.9% the same period of the previous year. The recurrent managerial income stood at R$ 13.8 billion, with an increase of 81.2%. The recurring managerial return on average equity annualized reached 19.0% in the period. The highlight was growth of 12.2% in the total credit portfolio. We give below the growth of the portfolios in the main segments: 22.0% for private individuals; 23.3% in very small, small and middle market companies in Brazil; 11.1% in large companies in Brazil; reduction of 2.6% in Latin America, which remained practically stable disregarding the impact of exchange rate variance; There was growth of 8.4% in credit origination in Brazil, namely: 43.7% for private individuals; 2.8% for small, medium-sized companies; a reduction of 5.4% for large companies. Net interest income increased by 11.6% as a result of lower interest and income expenses, mainly due to lower expenses with resources from interbank markets, due to exchange rate variance. On June 30, 2021, the SELIC rate was 4.25% per year compared to 2.25% per year on June 30, 2020. Despite the positive effect of the portfolio’s growth, we had a 12.8% reduction in interest income from loan operations. The growth in volume was more than offset by lower spreads on credit products, the lower share of revolving products, the higher share of guaranteed products and the negative impact of lower interest rates on our own working capital. Revenues from services and insurance grew 6.0% year-on-year. This growth was due to the increase in billing in the activity of issuing debit and credit cards. There was also a 6.8% increase in credit operations and financial guarantees provided, due to the resumption of economic activity, with a 39.3% increase in credit operations, partially offset by lower rates on operations involving financial guarantees provided. In addition, we had a 22.0% increase in economic-financial advisory and brokerage, related to increased activity in the capital market. Expected loss on financial assets and claims reduced by 76.5% when compared with the same period of last year. This variation is explained by the change in the macroeconomic scenario and the financial perspectives of individuals and companies that took place in March 2020, captured by our expected loss provisioning model, which led to an increase mainly in the expected loss with credit operations and financial leasing .Considering provisions with operations without credit granting characteristics, expected loss on financial assets and claims reduced by 51.0% on a year-on-year basis. 19

The Tier 1 Capital Ratio measures the ratio of the bank’s capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe events. By managing our capital we aim to optimize how we invest our shareholders’ resources while ensuring the bank’s solidness. We present below the main events that affected our ratio in the first quarter of 2021: Tier I Capital Ratio Common Equity (CET I) Additional Tier 1 Capital (AT1) On June 30, 2021, our Tier 1 Capital Ratio stood at 13.5%, 4.875 p.p. above the minimum regulatory level with capital buffers (8.625%). Our Tier 1 Capital consists of 11.9% of Core Capital and 1.6% of Additional Tier 1 Capital. The following graph shows the financial volume traded daily with our shares, which have a relevant participation in market indices in Brazil and abroad. Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 59.9% in the average daily trading volume since 2019. Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions) +59.9% 2,386 2,268 1,418 1,472 1,116 B3 (ON+PN) 748 NYSE (ADR) 1,152 670 914 1H19 1H20 1H21 (1) Mostly Tax Credits. 20

Additionally, our shares end the period quoted at R$ 29.80 (ITUB4 – preferred shares) and R$ 26.74 (ITUB3 – acommon shares). We present below the evolution of R$ 100 invested on the date prior to the merger in november of 2008. 537 340 309 297 236 oct-08 jun-09 jun-10 jun-11 jun-12 jun-13 jun-14 jun-15 jun-16 jun-17 jun-18 jun-19 jun-20 jun-21 ITUB4 dividend-adjusted ITUB4 without adjustment for dividends CDI Rate Ibovespa US Dollar Subsequent event On July 16th, we communicated to the market that we won the bidding process promoted by the State of Minas Gerais, as it has presented the best financial proposal for the rendering of payroll management services, for five years, to state public servants (active, retirees and pensioners), and to companies that are suppliers of the State, totaling a monthly amount of approximately R$ 4.8 billion (“operation”). The proposal establishes a payment in cash of R$ 2.4 billion for payroll management. This payment will be recorded as “Intangible” and recognized in the statement of income on a deferred basis.This operation reaches 618 thousand public servants, 20% of which concentrated in the metropolitan region of Belo Horizonte; a balance of payroll loans portfolio of R$ 7.7 billion and 6.3 thousand companies that are suppliers of the State. Acknowledgements Our sincere thanks to our employees who, in the face of the current crisis, have answered the call and committed themselves to keeping our operations functioning, enabling us to continue producing solid results and our thanks to our customers and shareholders for their understanding, interest and trust, which spur us on to always do our best. (Approved at the Meeting of the Board of Directors on July 29,2021). 21

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to June 2021, we hired from the independent auditors the amount of R$ 78,294 thousand, of which R$ 73,348 thousand correspond to external audit services. Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year: Audit Related Services : February 25 and March 04 and 22 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A, Integrated Report and Consolidated Annual Report; on certain agreements signed with regulatory authorities and compliance with financial covenants. – R$ 3,384 thousand (4.6% of the external audit fees). Tax Servicers: February 05 and 25 and March 04 – review of the calculations and tax settlement and compliance with tax regulations – R$ 630 thousand (0.9% of the external audit fees). Other Services: February 05, May 26 and June 21 – training acquisition, consultancy of risk management system implemented in subsidiary, and gap assessment on internal controls’ adequacy. – R$ 932 thousand (1.3% of the external audit fees). Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Central Bank – Circular No. 3.068/01 We declare having the financial capacity and the intention to hold to the maturity those securities classified in the category “Held to Maturity”, in the amount of R$ 75.7 billion, representing 10.4% of the total securities and derivative financialinstruments in July 2021. Accounting Practices Adapted in Brazil (BRGAAP) We are disclosing the full accounting statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The Management’s Report and the Full Accounting Statements of Itaú Holding S.A. and of its subsidiaries for the period January to June 2021 abide by the rules established by the National Monetary Council (CMN), in accordance with the international financing reporting standards approved by the International Accounting Standards Board (IASB). As of January 1, 2018, the new accounting standard, IFRS 9, on financial instruments came into force. The standard shows significant modifications to classification and measurement, impairment and booking of hedges. One of the key points refers to how to deal with losses incurred. With the advent of IFRS 9, they will be treated as expected, instead of incurred, as previously. The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website.at: www.itau.com.br/investor-relations > Results and Reports > Results Center 22 [GRAPHIC APPEARS HERE]

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ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 06/30/2021 12/31/2020 Cash 39,837 46,224 Financial Assets 1,809,295 1,851,322 At Amortized Cost 1,236,872 1,275,799 Compulsory deposits in the Central Bank of Brazil 98,217 90,059 Interbank deposits 4 56,434 55,685 Securities purchased under agreements to resell 4 163,414 239,943 Securities 9 140,730 129,804 Loan and lease operations 10 728,348 714,104 Other financial assets 18a 91,124 93,255 (-) Provision for Expected Loss 4, 9 and 10 (41,395) (47,051) At Fair Value Through Other Comprehensive Income 108,817 109,942 Securities 8 108,817 109,942 At Fair Value Through Profit or Loss 463,606 465,581 Securities 5 391,356 389,071 Derivatives 6 and 7 72,093 76,504 Other financial assets 18a 157 6 Tax assets 60,895 66,095 Income tax and social contribution - current 2,266 3,547 Income tax and social contribution - deferred 24b 53,635 56,583 Other 4,994 5,965 Other assets 18a 16,873 15,773 Investments in associates and joint ventures 11 6,064 15,570 Fixed assets, net 13 6,770 6,937 Goodwill and Intangible assets, net 14 17,511 17,330 Total assets 1,957,245 2,019,251 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 24

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders’ equity Note 06/30/2021 12/31/2020 Financial Liabilities 1,505,887 1,579,686 At Amortized Cost 1,435,631 1,495,641 Deposits 15 793,501 809,010 Securities sold under repurchase agreements 17a 235,211 273,364 Interbank market funds 17b 153,382 156,035 Institutional market funds 17c 128,696 138,308 Other financial liabilities 18b 124,841 118,924 At Fair Value Through Profit or Loss 65,916 79,653 Derivatives 6 and 7 65,665 79,505 Structured notes 16 120 143 Other financial liabilities 18b 131 5 Provision for Expected Loss 10 4,340 4,392 Loan commitments 3,488 3,485 Financial guarantees 852 907 Provision for insurance and private pensions 27c 219,485 221,000 Provisions 29 20,587 19,819 Tax liabilities 24c 5,118 5,710 Income tax and social contribution - current 2,834 2,878 Income tax and social contribution - deferred 24b 270 421 Other 2,014 2,411 Other liabilities 18b 51,754 38,511 Total liabilities 1,802,831 1,864,726 Total stockholders’ equity attributed to the owners of the parent company 143,354 142,993 Capital 19a 90,729 97,148 Treasury shares 19a (528) (907) Capital reserves 19c 1,990 2,326 Revenue reserves 19c 55,158 47,347 Other comprehensive income (3,995) (2,921) Non-controlling interests 19d 11,060 11,532 Total stockholders’ equity 154,414 154,525 Total liabilities and stockholders’ equity 1,957,245 2,019,251 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 25

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income
Periods ended
(In millions of Reais, except for number of shares and earnings per share information)

	Note	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Operating Revenues		**32,214**	**23,476**	**60,487**	**37,448**
Interest and similar income	21a	22,182	28,672	52,156	63,981
Interest and similar expenses	21b	(8,937)	(21,343)	(24,271)	(51,087)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	806	7,772	6,170	(1,296)
Foreign exchange results and exchange variations in foreign transactions		6,002	(1,760)	3,098	4,291
Commissions and Banking Fees	22	10,262	8,644	20,065	18,726
Income from insurance and private pension operations before claim and selling expenses		**901**	**947**	**1,996**	**2,082**
Revenues from insurance premiums and private pensions		3,599	3,019	7,065	7,250
Change in provision for insurance and private pension		(2,698)	(2,072)	(5,069)	(5,168)
Other income	3	998	544	1,273	751
Expected Loss from Financial Assets and Claims		**(1,768)**	**(6,016)**	**(3,785)**	**(16,099)**
Expected Loss with Loan and Lease Operations	10c	(1,827)	(5,824)	(4,001)	(15,089)
Expected Loss with Other Financial Asset, net		556	130	1,069	(359)
(Expenses) / Recovery of claims		(497)	(322)	(853)	(651)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		**30,446**	**17,460**	**56,702**	**21,349**
Other operating income / (expenses)		**(16,461)**	**(21,695)**	**(34,179)**	**(34,871)**
General and administrative expenses	23	(14,433)	(20,285)	(30,888)	(33,191)
Tax expenses		(2,421)	(1,724)	(4,121)	(2,284)
Share of profit or (loss) in associates and joint ventures	11	393	314	830	604
Income / (loss) before income tax and social contribution		**13,985**	**(4,235)**	**22,523**	**(13,522)**
Current income tax and social contribution	24a	(961)	(2,560)	(4,299)	(6,608)
Deferred income tax and social contribution	24a	(4,285)	4,892	(3,265)	21,905
Net income / (loss)		**8,739**	**(1,903)**	**14,959**	**1,775**
Net income attributable to owners of the parent company	25	8,404	1,723	14,088	5,182
Net income / (loss) attributable to non-controlling interests	19d	335	(3,626)	871	(3,407)
Earnings per share - basic	25				
Common		0.86	0.18	1.44	0.53
Preferred		0.86	0.18	1.44	0.53
Earnings per share - diluted	25				
Common		0.86	0.18	1.44	0.53
Preferred		0.86	0.18	1.44	0.53
Weighted average number of outstanding shares - basic	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,821,520,888	4,804,100,019	4,815,885,208	4,798,481,927
Weighted average number of outstanding shares - diluted	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,867,834,780	4,849,827,866	4,849,089,944	4,826,762,713

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 26

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income
Periods ended
(In millions of Reais)

	Note	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Net income / (loss)		**8,739**	**(1,903)**	**14,959**	**1,775**
Financial assets at fair value through other comprehensive income		**276**	**859**	**(1,218)**	**(519)**
Change in fair value		59	2,611	(2,906)	(43)
Tax effect		143	(1,120)	1,355	4
(Gains) / losses transferred to income statement		134	(1,151)	605	(873)
Tax effect		(60)	519	(272)	393
Hedge		**1,691**	**(1,241)**	**1,297**	**(3,599)**
Cash flow hedge	7	**(13)**	**57**	**625**	**362**
Change in fair value		(29)	89	1,179	672
Tax effect		16	(32)	(554)	(310)
Hedge of net investment in foreign operation	7	**1,704**	**(1,298)**	**672**	**(3,961)**
Change in fair value		3,221	(2,469)	1,249	(7,377)
Tax effect		(1,517)	1,171	(577)	3,416
Remeasurements of liabilities for post-employment benefits (*)		**2**	**19**	**4**	**30**
Remeasurements	26	2	34	4	52
Tax effect		-	(15)	-	(22)
Foreign exchange variation in foreign investments		**(2,514)**	**1,498**	**(1,157)**	**4,750**
Total other comprehensive income		**(545)**	**1,135**	**(1,074)**	**662**
Total comprehensive income		**8,194**	**(768)**	**13,885**	**2,437**
Comprehensive income attributable to the owners of the parent company		**7,859**	**2,858**	**13,014**	**5,844**
Comprehensive income attributable to non-controlling interests		**335**	**(3,626)**	**871**	**(3,407)**

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 27

TAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended June 30, 2021 and 2020 (In millions of Reais) [GRAPHIC APPEARS HERE] Attributed to owners of the parent company Other comprehensive income Total Total Financial Assets stockholders’ stockholders’ Treasury Capital Revenue Retained Remeasurements Conversion equity – owners equity – non- Total Capital at Fair Value Gains and shares reserves reserves earnings Through Other of liabilities of post- adjustments of losses – of the parent controlling Comprehensive employment foreign hedge (2) company interests benefits investments Income (1) Balance at 01/01/2020 97,148 (1,274) 1,979 43,022—700 (1,339) 2,224 (5,535) 136,925 12,540 149,465 Transactions with owners—367 (150) — — — 217 2,634 2,851 Result of delivery of treasury shares—367 200 — — — 567—567 Recognition of share-based payment plans — (350) — — — (350)—(350) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) — — — — — 2,634 2,634 Dividends — — (1,595) — — (1,595) (515) (2,110) Dividends / Interest on capital—declared after previous period ——(9,811) — ——(9,811)—(9,811) Unclaimed dividends and Interest on capital — — 36 — — 36—36 Other (3) ——65 — ——65—65 Total comprehensive income — — 5,182 (519) 30 4,750 (3,599) 5,844 (3,407) 2,437 Net income — — 5,182 — — 5,182 (3,407) 1,775 Other comprehensive income for the period — ——(519) 30 4,750 (3,599) 662—662 Appropriations: Legal reserve ——336 (336) — — ——Statutory reserve ——3,287 (3,287) — — ——Balance at 06/30/2020 97,148 (907) 1,829 36,899—181 (1,309) 6,974 (9,134) 131,681 11,252 142,933 Change in the period—367 (150) (6,123)—(519) 30 4,750 (3,599) (5,244) (1,288) (6,532) Balance at 01/01/2021 97,148 (907) 2,326 47,347—848 (1,531) 6,854 (9,092) 142,993 11,532 154,525 Transactions with owners—379 (149) — — — 230 (1,271) (1,041) Result of delivery of treasury shares—379 193 — — — 572—572 Recognition of share-based payment plans — (342) — — — (342)—(342) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) — — — — — (1,271) (1,271) Partial spin-off (Note 3) (6,419)—(187) (3,457)—77—(23) 24 (9,985)—(9,985) Dividends — — (880) — — (880) (72) (952) Interest on capital — — (2,539) — — (2,539)—(2,539) Reversal of Dividends or Interest on capital—declared after previous period ——166 — ——166—166 Unclaimed dividends and Interest on capital — — 74 — — 74—74 Other (3) ——359 — ——359—359 Total comprehensive income — — 14,088 (1,295) 4 (1,134) 1,273 12,936 871 13,807 Net income — — 14,088 — — 14,088 871 14,959 Other comprehensive income for the period — ——(1,295) 4 (1,134) 1,273 (1,152)—(1,152) Appropriations: Legal reserve ——640 (640) — — ——Statutory reserve ——10,103 (10,103) — — ——Balance at 06/30/2021 90,729 (528) 1,990 55,158—(370) (1,527) 5,697 (7,795) 143,354 11,060 154,414 Change in the period (6,419) 379 (336) 7,811—(1,218) 4 (1,157) 1,297 361 (472) (111) [GRAPHIC APPEARS HERE] (1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income. (2) Includes cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 28

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 06/30/2021	01/01 to 06/30/2020
Adjusted net income		**26,707**	**34,369**
Net income		14,959	1,775
Adjustments to net income:		**11,748**	**32,594**
Share-based payment		(280)	(277)
Adjustments to fair value of financial assets through Profit or Loss and Derivatives		(2,100)	115
Effects of changes in exchange rates on cash and cash equivalents		(2,315)	13,703
Expected Loss from Financial Assets and Claims		3,785	16,099
Income from interest and foreign exchange variation from operations with subordinated debt		5,511	19,551
Provision for insurance and private pension		5,069	5,168
Depreciation and amortization		1,946	1,809
Expense from update / charges on the provision for civil, labor, tax and legal obligations		434	417
Provision for civil, labor, tax and legal obligations		2,328	1,486
Revenue from update / charges on deposits in guarantee		(147)	(190)
Deferred taxes (excluding hedge tax effects)	24b	3,123	(4,643)
Income from share in the net income of associates and joint ventures and other investments		(830)	(604)
Income from Financial assets - At fair value through other comprehensive income		605	(873)
comprehensive income		(5,026)	(16,436)
Income from Interest and foreign exchange variation of financial assets at amortized cost		(583)	(7,665)
(Gain) loss on sale of investments and fixed assets		(575)	(105)
Other	23	803	5,039
Change in assets and liabilities		**(15,628)**	**34,814**
(Increase) / decrease in assets			
Interbank deposits		1,636	(21,326)
Securities purchased under agreements to resell		68,063	(87,846)
Compulsory deposits with the Central Bank of Brazil		(8,158)	1,504
Loan operations		(22,988)	(81,379)
Derivatives (assets / liabilities)		(5,903)	(333)
Financial assets designated at fair value through profit or loss		(3,711)	(26,048)
Other financial assets		2,121	8,377
Other tax assets		2,252	223
Other assets		2,490	(14,985)
(Decrease) / increase in liabilities			
Deposits		(15,509)	220,137
Deposits received under securities repurchase agreements		(38,153)	45,808
Funds from interbank markets		(2,653)	201
Funds from institutional markets		(3,695)	20,268
Other financial liabilities		6,048	(26,199)
Financial liabilities at fair value throught profit or loss		(22)	37
Provision for insurance and private pension		(7,437)	(8,010)
Provisions		1,788	(202)
Tax liabilities		(909)	(2,314)
Other liabilities		13,111	11,331
Payment of income tax and social contribution		(3,999)	(4,430)
Net cash from / (used in) operating activities		**11,079**	**69,183**
Dividends / Interest on capital received from investments in associates and joint ventures		407	256
Cash from the sale of financial assets - At fair value through other comprehensive income		23,282	7,384
Cash upon sale of investments in associates and joint ventures	3	10,601	-
Cash upon sale of fixed assets		129	245
Mutual rescission of intangible assets agreements		64	1
(Purchase) of financial assets at fair value through other comprehensive income		(21,734)	(23,374)
(Purchase) / redemptions of financial assets at amortized cost		(10,257)	3,941
(Purchase) of investments in associates and joint ventures		(15)	(28)
(Purchase) of fixed assets		(610)	(671)
(Purchase) of intangible assets	14	(2,298)	(1,872)
Net cash from / (used in) investment activities		**(431)**	**(14,118)**
Funding from institutional markets		2,729	3,149
Redemptions in institutional markets		(14,157)	(7,324)
Change in non-controlling interests stockholders		(1,314)	2,595
Result of delivery of treasury shares		510	494
Partial spin-off	3	(9,985)	-
Dividends and interest on capital paid to non-controlling interests		(29)	(476)
Dividends and interest on capital paid		(3,202)	(10,234)
Net cash from / (used in) financing activities		**(25,448)**	**(11,796)**
Net increase / (decrease) in cash and cash equivalents	**2.4c**	**(14,800)**	**43,269**
Cash and cash equivalents at the beginning of the period		105,823	70,811
Effects of changes in exchange rates on cash and cash equivalents		2,315	(13,703)
Cash and cash equivalents at the end of the period		**93,338**	**100,377**
Cash		39,837	43,368
Interbank deposits		6,273	4,544
Securities purchased under agreements to resell - Collateral held		47,228	52,465
Additional information on cash flow (Mainly Operating activities)			
Interest received		59,321	44,820
Interest paid		29,475	55,607
Non-cash transactions			
Loans transferred to assets held for sale		-	-
Dividends and interest on capital declared and not yet paid		2,817	1,231

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 29

TAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 06/30/2021 06/30/2020 Income 81,684 90,349 Interest and similar 61,282 84,238 Commissions and Banking Fees 20,065 18,726 Income from insurance and private pension operations before claim 1,996 2,082 Expected Loss with Other Financial Assets (2,932) (15,448) Other 1,273 751 Expenses (29,074) (60,602) Interest and similar (24,271) (51,087) Other (4,803) (9,515) Inputs purchased from third parties (9,820) (9,704) Materials, energy and others (192) (188) Third party services, Financial system services, Security and Transportation (3,485) (3,323) Other (6,143) (6,193) Data processing and telecommunications (1,911) (1,877) Advertising, promotions and publication (435) (488) Installations (481) (800) Travel expenses (17) (65) Other (3,299) (2,963) Gross added value 42,790 20,043 Depreciation and amortization (2,568) (2,448) Net added value produced by the company 40,222 17,595 Added value received through transfer—Results of equity method 830 604 Total added value to be distributed 41,052 18,199 Distribution of added value 41,052 18,199 Per sonnel 12,922 10,770 Direct compensation 10,206 8,247 Benefits 2,233 2,142 FGTS – government severance pay fund 483 381 Tax es, fees and contributions 12,863 5,505 Federal 12,073 4,756 Municipal 790 749 Ret urn on third parties’ capital—Rent 308 149 Other 308 149 Return on capital 14,959 1,775 Dividends and interest on capital 3,419 1,595 Retained earnings attributable to controlling shareholders 10,669 3,587 Retained earnings attributable to non-controlling shareholders 871 (3,407) [GRAPHIC APPEARS HERE] The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 30

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 06/30/2021 and 12/31/2020 for balance sheet accounts and from 01/01 to 06/30 of 2021 and 2020 for income statement accounts (In millions of Reais, except information per share) Note 1—Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on August 2, 2021. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 31

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. 2.2. New accounting standards changes and interpretations of existing standards Accounting standards applicable for period ended June 30, 2021 Interest Rate Benchmark Reform (IBOR Reform) Phase II—Amendments to IFRS 4 – Insurance Contracts, IFRS7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement: Phase II of the inter-bank offered rates reform used as market benchmarks (IBOR). The amendments are summarized as: Changes in financial assets and liabilities: Practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract; Hedge accounting: End of exemptions for evaluating the effectiveness of hedge relationships (Phase I) with recognition in Profit or Loss of the ineffective portion, creation of sub-portfolios to segregate contracts with the amended rates for hedges of group items, 24-month term for identification and segregation of new risk based on changes in interest rates, and updates of hedge documentation; Disclosure: Requirements about the disclosure of risks to which the entity is exposed by the reform, risk management and evolution of the IBORs transition. These amendments are effective for years beginning on January 1st, 2021. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures and financial assets and liabilities, including derivatives. Agreements linked to Libor, due to its extinction will be (i) updated to an alternative rate plus spread; or (ii) settled in advance should there be no agreement between the parties. The main risks identified by IBOR Reform are: Change in the hierarchy level for measuring the fair value of contracts that remain referenced in IBORs under extinction due to the expectation of reduction in the liquidity of these contracts; Effect as a result of the change of financial instruments in which the renegotiated cash flows are not economically equivalent to the original cash flows; and Early settlement of contracts where there is no agreement between the parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 32

To mitigate the risks associated with IBOR Reform in standardized agreements, ITAÚ UNIBANCO HOLDING will assume the update of rates made by the respective clearing houses with the accretion of a spread so that the restated cash flows are economically equivalent to the original cash flows. The fallback clauses protocols suggested by international self-regulatory entities (International Swaps and Derivatives Association—ISDA) will be adopted. The other agreements will be negotiated between the parties seeking approach to the model adopted for standardized agreements and they will be gradually adjusted until the date expected for the end of disclosure of Libor. Accordingly, ITAÚ UNIBANCO HOLDING does not expect significant impacts resulting from the IBOR Reform. Accounting standards recently issued and applicable in future periods IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: General Model: applicable to all contracts without direct participation features; Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; Risk Adjustment: estimate of offset required for differences that may occur between cash flows; Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. Amendments to IAS 1 – Presentation of Financial Statements – Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts. Analyzes regarding changes in disclosure will be completed by the date the standard becomes effective. Amendments to IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. Amendments to IAS 12 – Income Taxes – Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is no applicable to lease operations. These amendments are effective for years beginning January 1st, 2023. Possible impacts are being evaluated and will be completed by the date the standard becomes effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 33

Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair value of financial instruments Note 2.3 (b) and Note 28 Effective interest rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to financial assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and write-off of financial assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected credit loss Note 2.3 (f), Notes 8, 9, 10 and 32 Goodwill impairment Note 2.3 (g) and Note 14 Deferred income tax and social contribution Note 2.3 (h) and Note 24 Defined benefit pension plan Note 2.3 (i) and Note 26 Provisions, contingencies and legal liabilities Note 2.3 (j) and Note 29 Technical provisions for insurance and private pension Note 2.3 (k) and Note 27 Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Effective interest rate For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. Modification of financial assets The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. Transfer and write-off of financial assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 34

Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. Expected credit loss The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions are: Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables. Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk of a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Details on the expected credit loss are in Note 32. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 35

Goodwill impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Additional information is described in Note 29. Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 36

2.4. Summary of main accounting practices Consolidation l. Subsidiaries In accordance with IFRS 10—Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 37

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Functional Incorporation Interest in voting Interest in total Activity capital % capital % currency (1) country 06/30/2021 12/31/2020 06/30/2021 12/31/2020 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Premium Bonds 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A.—Arrendamento Mercantil Real Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard Instituição de Pagamento S.A. (2) Real Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreign Itaú CorpBanca Colombia S.A. Colombian peso Colombia Financial institution 34.16% 34.16% 34.16% 34.16% Banco Itaú (Suisse) S.A. Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc US Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA USA Securities Inc. Real United States Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú CorpBanca (3) Chilean peso Chile Financial institution 39.22% 39.22% 39.22% 39.22% [GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. New company name of Redecard S.A. ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 38

Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. Foreign currency translation Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operations, which are recognized in stockholders’ equity. Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I—Classification and measurement of financial assets Financial assets are classified in the following categories: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 39

Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale; Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: The business model under which they are managed; The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. The adjustment to fair value of financial assets and liabilities is recognized: In stockholders’ equity for financial assets and liabilities measured at fair value through other comprehensive income; and In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 40

assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected credit loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 41

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of contractual cash flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of financial assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and measurement of financial liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. Loan commitments and financial guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 42

Derecognition and modification of financial liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV—Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; and the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 43

Fair value hedge The following practices are adopted for these operations: The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income; The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V—Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI – Premium bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 44

VII – Loan commitments and financial guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. Lease operations (Lessee) ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right-of-Use Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and similar expenses in the Consolidated Statement of Income. Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 45

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 46

Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 47

If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans—Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. Pension plans—Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 48

Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date. Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 49

Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred. The main services provided by ITAÚ UNIBANCO HOLDING are: Credit and debit cards—refer mainly to fees charged by card issuers and acquirers for processing card transactions; annuities charged for the availability and management of credit card; and the rental of Rede machines. Current account services—substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC; withdrawals from demand deposit account and money order. Economic, Financial and Brokerage Advisory—refer mainly to financial transaction structuring services; placement of securities, and intermediation of operations on stock exchanges. Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided. Funds management—refers to fees charged for the management and performance of investment funds and consortia administration. Credit operations and financial guarantees provided—refer mainly to advance depositor fees; asset appraisal service; and commission on guarantees provided. Collection services—refer to collection and charging services. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 50

Note 3 – Business development Reduction of non-controlling interest in XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.). On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 3,996. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING to 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 545. Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486. After a favorable opinion of the Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off to XPart S.A. is 40.52%, which corresponds to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021. In view of the constitution of XPart S.A., ITAÚ UNIBANCO HOLDING’s stockholders hold an ownership interest in XPart S.A. in the same number, type and proportion of the shares previously held by them in ITAÚ UNIBANCO HOLDING. The shares issued by ITAÚ UNIBANCO HOLDING, as well as the American Depositary Receipts – ADRs, will continue to be traded with the right to receive the shares issued by XPart S.A. until the cut-off date that, once determined, will be informed to the market. After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC and does not hold any interest in XPart S.A. However, the original agreement establishes an additional acquisition of interest of XP INC in 2022 by ITAÚ UNIBANCO HOLDING, subject to future approval by BACEN, as disclosed in Material Fact of August 10, 2018. Itaú CorpBanca Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%. The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations. Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 51

The effective acquisition and financial settlement occurred on May 28, 2020.

Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP's total voting capital for approximately R$ 293, then holding the company's control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP's capital.

Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	06/30/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell [(1)]	**163,329**	**80**	**163,409**	**239,848**	**87**	**239,935**
Collateral held	57,088	80	57,168	63,087	87	63,174
Collateral repledge	**88,550**	**-**	**88,550**	**150,591**	**-**	**150,591**
Assets received as collateral with right to sell or repledge	22,824	-	22,824	20,367	-	20,367
Assets received as collateral without right to sell or repledge	65,726	-	65,726	130,224	-	130,224
Collateral sold	17,691	-	17,691	26,170	-	26,170
Interbank deposits	50,603	5,763	56,366	48,586	7,051	55,637
Total [(2)]	**213,932**	**5,843**	**219,775**	**288,434**	**7,138**	**295,572**

(1) The amounts of R$ 6,714 (R$ 11,119 at 12/31/2020) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 106,241 (R$ 176,760 at 12/31/2020) are pledged in guarantee of repurchase commitment transactions.

(2) Includes losses in the amounts of R$ (73) (R$ (56) at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 52

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss—Securities Financial assets at fair value through profit or loss—Securities are presented in the following table: 06/30/2021 12/31/2020 Cost Adjustments to Fair Fair value Cost Adjustments to Fair Fair value Value (in Income) Value (in Income) (2) Investment funds 16,291 (251) 16,040 15,407 (1,203) 14,204 Brazilian government securities (1a) 259,622 (480) 259,142 284,280 1,605 285,885 Government securities – abroad (1b) 5,408—5,408 8,199 11 8,210 Argentina 1,576 37 1,613 1,480 18 1,498 Chile 382 (5) 377 839 1 840 Colombia 1,113 (11) 1,102 3,599 4 3,603 United States 2,142 (20) 2,122 2,096 (11) 2,085 Mexico 21—21 5—5 Paraguay 4—4 3—3 Peru 7—7 4 1 5 Uruguay 42—42 40 1 41 Italy 121 (1) 120 133 (3) 130 Corporate securities (1c) 108,324 (1,363) 106,961 78,113 (1,081) 77,032 Shares 28,544 (1,156) 27,388 20,063 (1,016) 19,047 Rural product note 5,505 57 5,562 2,371 (22) 2,349 Bank deposit certificates 112—112 729—729 Real estate receivables certificates 1,003 (25) 978 561 (13) 548 Debentures 56,111 (306) 55,805 30,022 (85) 29,937 Eurobonds and other 3,677 16 3,693 2,341 42 2,383 Financial bills 8,668 7 8,675 15,784 (1) 15,783 Promissory notes 3,808 31 3,839 5,588 28 5,616 Other 896 13 909 654 (14) 640 Total 389,645 (2,094) 387,551 385,999 (668) 385,331 [GRAPHIC APPEARS HERE] Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 46,478 (R$ 12,181 at 12/31/2020), b) R$ 316 (R$ 765 at 12/31/2020) and c) R$ 10,245 (R$ 8,566 at 12/31/2020), totaling R$ 57,039 (R$ 21,502 at 12/31/2020). In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 53

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss—Securities were as follows: 06/30/2021 12/31/2020 Cost Fair value Cost Fair value Current 93,929 92,547 152,413 150,298 Non-stated maturity 44,835 43,428 35,470 33,251 Up to one year 49,094 49,119 116,943 117,047 Non-current 295,716 295,004 233,586 235,033 From one to five years 215,685 215,491 175,530 176,651 From five to ten years 58,191 57,750 37,783 37,600 After ten years 21,840 21,763 20,273 20,782 Total 389,645 387,551 385,999 385,331 [GRAPHIC APPEARS HERE] Financial Assets at Fair Value Through Profit or Loss—Securities include assets with a fair value of R$ 202,133 (R$ 205,820 at 12/31/2020) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. Financial assets designated at fair value through profit or loss—Securities are presented in the following table: 06/30/2021 Cost Adjustments to Fair value Fair Value (in Income) Brazilian external debt bonds 3,791 14 3,805 Total 3,791 14 3,805 12/31/2020 Cost Adjustments to Fair value Fair Value (in Income) Brazilian external debt bonds 3,699 41 3,740 Total 3,699 41 3,740 The cost and fair value by maturity of financial assets designated as fair value through profit or loss—Securities were as follows: 06/30/2021 12/31/2020 Cost Fair value Cost Fair value Current 1,659 1,671 1,806 1,826 Up to one year 1,659 1,671 1,806 1,826 Non-current 2,132 2,134 1,893 1,914 From one to five years 2,132 2,134 1,893 1,914 Total 3,791 3,805 3,699 3,740 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 54

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 13,105 (R$ 18,000 at 12/31/2020) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be found in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 55

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	06/30/2021							
	Fair value (*)	**%**	**0-30**	**31-90**	**91-180**	**181-365**	**366-720**	**Over 720 days**
Assets								
Swaps – adjustment receivable	33,523	46.5	287	988	931	2,715	6,135	22,467
Option agreements	19,114	26.5	2,185	732	13,523	1,215	824	635
Forwards	11,802	16.4	9,736	878	931	126	131	-
Credit derivatives	486	0.7	1	-	319	10	28	128
NDF - Non Deliverable Forward	6,880	9.5	1,697	1,349	1,883	1,321	445	185
Other Derivative Financial Instruments	288	0.4	157	-	1	2	10	118
Total	**72,093**	**100.0**	**14,063**	**3,947**	**17,588**	**5,389**	**7,573**	**23,533**
% per maturity date			19.5	5.5	24.4	7.5	10.5	32.6

	06/30/2021							
	Fair value (*)	**%**	**0-30**	**31-90**	**91-180**	**181-365**	**366-720**	**Over 720 days**
Liabilities								
Swaps – adjustment payable	(31,462)	47.9	(452)	(401)	(564)	(2,906)	(6,857)	(20,282)
Option agreements	(20,540)	31.3	(3,374)	(536)	(14,021)	(1,260)	(692)	(657)
Forwards	(8,754)	13.3	(8,753)	-	(1)	-	-	-
Credit derivatives	(125)	0.2	-	-	(1)	(2)	(6)	(116)
NDF - Non Deliverable Forward	(4,751)	7.2	(976)	(791)	(924)	(1,108)	(765)	(187)
Other Derivative Financial Instruments	(33)	0.1	-	(2)	(2)	(5)	(9)	(15)
Total	**(65,665)**	**100.0**	**(13,555)**	**(1,730)**	**(15,513)**	**(5,281)**	**(8,329)**	**(21,257)**
% per maturity date			20.6	2.6	23.6	8.0	12.7	32.5

(*) Comprises R$ 71 (R$ (621) at 12/31/2020) pegged to Libor.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 56

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date. 12/31/2020 Fair value (*) % 0-30 31-90 91-180 181-365 366-720 Over 720 days Assets Swaps – adjustment receivable 46,019 60.2 4,064 515 629 1,808 5,117 33,886 Option agreements 20,418 26.7 10,103 2,325 523 5,935 992 540 Forwards 2,085 2.7 1,323 367 297 93 5—Credit derivatives 156 0.2 — 8 7 29 112 NDF—Non Deliverable Forward 7,596 9.9 2,088 2,345 1,387 1,255 323 198 Other Derivative Financial Instruments 230 0.3 56 1 6 1 12 154 Total 76,504 100.0 17,634 5,553 2,850 9,099 6,478 34,890 % per maturity date 23.0 7.3 3.7 11.9 8.5 45.6 12/31/2020 Fair value (*) % 0-30 31-90 91-180 181-365 366-720 Over 720 days Liabilities Swaps – adjustment payable (51,789) 65.1 (7,344) (651) (1,135) (1,826) (5,573) (35,260) Option agreements (20,262) 25.5 (6,355) (1,969) (543) (9,869) (998) (528) Forwards (905) 1.1 (892)—(11) (2) — Credit derivatives (76) 0.1 ——(2) (9) (65) NDF—Non Deliverable Forward (6,426) 8.1 (2,200) (1,669) (1,013) (972) (301) (271) Other Derivative Financial Instruments (47) 0.1—(1) (10) (1) (14) (21) Total (79,505) 100.0 (16,791) (4,290) (2,712) (12,672) (6,895) (36,145) % per maturity date 21.1 5.4 3.4 15.9 8.7 45.5 [GRAPHIC APPEARS HERE] (*) In the period, the result of Derivative had its amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 57

II - Derivatives by index and Risk Fator

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	06/30/2021	06/30/2021	06/30/2021	06/30/2021
Future contracts	**766,375**	-	-	-
Purchase commitments	**403,527**	-	-	-
Shares	12,143	-	-	-
Commodities	1,125	-	-	-
Interest	358,862	-	-	-
Foreign currency	31,397	-	-	-
Commitments to sell	**362,848**	-	-	-
Shares	11,886	-	-	-
Commodities	2,241	-	-	-
Interest	319,799	-	-	-
Foreign currency	28,922	-	-	-
Swap contracts		**(622)**	**2,683**	**2,061**
Asset position	**1,227,215**	**13,290**	**20,233**	**33,523**
Commodities	2,770	(40)	262	222
Interest	1,205,651	11,154	19,039	30,193
Foreign currency	18,794	2,176	932	3,108
Liability position	**1,227,215**	**(13,912)**	**(17,550)**	**(31,462)**
Shares	187	(32)	8	(24)
Commodities	2,882	45	(268)	(223)
Interest	1,201,379	(12,457)	(17,192)	(29,649)
Foreign currency	22,767	(1,468)	(98)	(1,566)
Option contracts	**1,957,865**	**(1,984)**	**558**	**(1,426)**
Purchase commitments – long position	**124,077**	**11,530**	**4,792**	**16,322**
Shares	14,892	651	1,121	1,772
Commodities	630	25	43	68
Interest	40,568	358	14	372
Foreign currency	67,987	10,496	3,614	14,110
Commitments to sell – long position	**892,888**	**3,455**	**(663)**	**2,792**
Shares	17,696	770	132	902
Commodities	128	4	(1)	3
Interest	806,365	423	(31)	392
Foreign currency	68,699	2,258	(763)	1,495
Purchase commitments – short position	**149,030**	**(13,820)**	**(4,055)**	**(17,875)**
Shares	14,966	(391)	(1,122)	(1,513)
Commodities	310	(8)	(14)	(22)
Interest	70,131	(235)	(4)	(239)
Foreign currency	63,623	(13,186)	(2,915)	(16,101)
Commitments to sell – short position	**791,870**	**(3,149)**	**484**	**(2,665)**
Shares	15,868	(582)	(143)	(725)
Commodities	545	(35)	20	(15)
Interest	713,495	(428)	100	(328)
Foreign currency	61,962	(2,104)	507	(1,597)
Forward operations	**16,002**	**3,055**	**(7)**	**3,048**
Purchases receivable	**4,798**	**5,847**	**(9)**	**5,838**
Shares	436	436	(9)	427
Interest	4,362	5,411	-	5,411
Purchases payable obligations	-	**(4,362)**	-	**(4,362)**
Interest	-	(4,362)	-	(4,362)
Sales receivable	**4,879**	**5,964**	-	**5,964**
Shares	1,770	1,752	(3)	1,749
Interest	130	4,212	-	4,212
Foreign currency	2,979	-	3	3
Sales deliverable obligations	**6,325**	**(4,394)**	**2**	**(4,392)**
Shares	3	(3)	-	(3)
Interest	4,081	(4,391)	3	(4,388)
Foreign currency	2,241	-	(1)	(1)
Credit derivatives	**28,839**	**(338)**	**699**	**361**
Asset position	**22,337**	**(104)**	**590**	**486**
Shares	2,384	(56)	130	74
Commodities	19	-	1	1
Interest	19,934	(48)	459	411
Liability position	**6,502**	**(234)**	**109**	**(125)**
Shares	1,113	(43)	16	(27)
Interest	5,389	(191)	93	(98)
NDF - Non Deliverable Forward	**279,967**	**1,764**	**365**	**2,129**
Asset position	**143,664**	**6,753**	**127**	**6,880**
Commodities	2,465	568	(4)	564
Foreign currency	141,199	6,185	131	6,316
Liability position	**136,303**	**(4,989)**	**238**	**(4,751)**
Commodities	518	(51)	(11)	(62)
Foreign currency	135,785	(4,938)	249	(4,689)
Other derivative financial instruments	**5,582**	**154**	**101**	**255**
Asset position	**4,684**	**161**	**127**	**288**
Shares	30	(2)	2	-
Interest	4,654	163	(32)	131
Foreign currency	-	-	157	157
Liability position	**898**	**(7)**	**(26)**	**(33)**
Shares	534	(2)	(16)	(18)
Interest	349	(5)	(9)	(14)
Foreign currency	15	-	(1)	(1)
	Asset	**46,896**	**25,197**	**72,093**
	Liability	**(44,867)**	**(20,798)**	**(65,665)**
	Total	**2,029**	**4,399**	**6,428**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	06/30/2021
Future contracts	343,770	189,487	79,554	153,564	766,375
Swap contracts	35,244	108,522	215,846	867,603	1,227,215
Option contracts	403,929	838,983	687,639	27,314	1,957,865
Forwards	8,814	5,191	1,866	131	16,002
Credit derivatives	1,626	13,732	898	12,583	28,839
NDF - Non Deliverable Forward	95,176	105,961	47,689	31,141	279,967
Other derivative financial instruments	23	248	790	4,521	5,582

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 58

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2020	12/31/2020	12/31/2020	12/31/2020
Future contracts	**781,453**	-	-	-
Purchase commitments	**338,165**	-	-	-
Shares	8,300	-	-	-
Commodities	1,170	-	-	-
Interest	304,454	-	-	-
Foreign currency	24,241	-	-	-
Commitments to sell	**443,288**	-	-	-
Shares	7,535	-	-	-
Commodities	2,201	-	-	-
Interest	397,157	-	-	-
Foreign currency	36,395	-	-	-
Swap contracts		**(6,054)**	**284**	**(5,770)**
Asset position	**1,442,449**	**16,840**	**29,179**	**46,019**
Commodities	278	1	-	1
Interest	1,423,134	14,030	27,953	41,983
Foreign currency	19,037	2,809	1,226	4,035
Liability position	**1,442,449**	**(22,894)**	**(28,895)**	**(51,789)**
Shares	108	(12)	2	(10)
Commodities	341	(9)	-	(9)
Interest	1,425,904	(19,112)	(28,584)	(47,696)
Foreign currency	16,096	(3,761)	(313)	(4,074)
Option contracts	**1,738,849**	**22**	**134**	**156**
Purchase commitments – long position	**131,134**	**14,538**	**1,828**	**16,366**
Shares	12,400	345	976	1,321
Commodities	356	14	13	27
Interest	50,771	614	(282)	332
Foreign currency	67,607	13,565	1,121	14,686
Commitments to sell – long position	**743,573**	**2,933**	**1,119**	**4,052**
Shares	14,659	728	62	790
Commodities	75	2	(1)	1
Interest	659,826	1,087	1,373	2,460
Foreign currency	69,013	1,116	(315)	801
Purchase commitments – short position	**129,150**	**(13,934)**	**(1,797)**	**(15,731)**
Shares	13,080	(348)	(1,119)	(1,467)
Commodities	899	(28)	(18)	(46)
Interest	55,369	(532)	318	(214)
Foreign currency	59,802	(13,026)	(978)	(14,004)
Commitments to sell – short position	**734,992**	**(3,515)**	**(1,016)**	**(4,531)**
Shares	13,200	(524)	(156)	(680)
Commodities	246	(10)	6	(4)
Interest	653,376	(978)	(1,317)	(2,295)
Foreign currency	68,170	(2,003)	451	(1,552)
Forward operations	**23,989**	**1,195**	**(15)**	**1,180**
Purchases receivable	**18,666**	**1,014**	**(3)**	**1,011**
Shares	304	304	(3)	301
Interest	584	710	-	710
Foreign currency	17,778	-	-	-
Purchases payable obligations	-	**(584)**	-	**(584)**
Interest	-	(584)	-	(584)
Sales receivable	**1,132**	**1,073**	**1**	**1,074**
Shares	770	765	1	766
Interest	-	308	-	308
Foreign currency	362	-	-	-
Sales deliverable obligations	**4,191**	**(308)**	**(13)**	**(321)**
Interest	308	(308)	-	(308)
Foreign currency	3,883	-	(13)	(13)
Credit derivatives	**20,060**	**(432)**	**512**	**80**
Asset position	**15,877**	**(270)**	**426**	**156**
Shares	2,796	(84)	172	88
Commodities	19	-	1	1
Interest	13,062	(186)	253	67
Liability position	**4,183**	**(162)**	**86**	**(76)**
Shares	1,154	(45)	11	(34)
Commodities	3	-	-	-
Interest	3,026	(117)	75	(42)
NDF - Non Deliverable Forward	**313,463**	**1,214**	**(44)**	**1,170**
Asset position	**156,542**	**7,467**	**129**	**7,596**
Commodities	1,715	278	(16)	262
Foreign currency	154,827	7,189	145	7,334
Liability position	**156,921**	**(6,253)**	**(173)**	**(6,426)**
Commodities	975	(37)	(1)	(38)
Foreign currency	155,946	(6,216)	(172)	(6,388)
Other derivative financial instruments	**6,413**	**181**	**2**	**183**
Asset position	**5,274**	**196**	**34**	**230**
Shares	47	(3)	3	-
Interest	5,225	199	(26)	173
Foreign currency	2	-	57	57
Liability position	**1,139**	**(15)**	**(32)**	**(47)**
Shares	705	(6)	(22)	(28)
Interest	434	(9)	(10)	(19)
	Asset	**43,791**	**32,713**	**76,504**
	Liability	**(47,665)**	**(31,840)**	**(79,505)**
	Total	**(3,874)**	**873**	**(3,001)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2020
Future contracts	305,076	242,842	108,338	125,197	781,453
Swap contracts	272,932	123,360	118,617	927,540	1,442,449
Option contracts	1,012,965	216,425	250,966	258,493	1,738,849
Forwards	19,013	3,999	972	5	23,989
Credit derivatives	-	8,515	804	10,741	20,060
NDF - Non Deliverable Forward	131,205	124,470	38,006	19,782	313,463
Other derivative financial instruments	15	709	279	5,410	6,413

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 59

III—Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 06/30/2021 Future Option NDF—Non Other derivative Swap contracts Forwards Credit derivatives Deliverable financial contracts contracts Forward instruments Stock exchange 766,375 663,146 1,857,724 7,427 6,754 59,894—Over-the-counter market—564,069 100,141 8,575 22,085 220,073 5,582 Financial institutions—474,176 67,082 8,446 22,085 93,908 4,592 Companies—85,482 31,947 129—125,303 990 Individuals—4,411 1,112 — 862—Total 766,375 1,227,215 1,957,865 16,002 28,839 279,967 5,582 12/31/2020 Future Option NDF—Non Other derivative Swap contracts Forwards Credit derivatives Deliverable financial contracts contracts Forward instruments Stock exchange 781,453 835,744 1,617,643 23,097 3,743 67,887—Over-the-counter market—606,705 121,206 892 16,317 245,576 6,413 Financial institutions—531,303 84,865 892 16,317 124,124 5,140 Companies—69,337 35,021 — 120,476 1,273 Individuals—6,065 1,320 — 976—Total 781,453 1,442,449 1,738,849 23,989 20,060 313,463 6,413 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 60

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	06/30/2021				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	9,126	1,292	3,700	4,134	-
TRS	14,592	14,592	-	-	-
Total by instrument	**23,718**	**15,884**	**3,700**	**4,134**	**-**
By risk rating					
Investment grade	612	264	278	70	-
Below investment grade	23,106	15,620	3,422	4,064	-
Total by risk	**23,718**	**15,884**	**3,700**	**4,134**	**-**
By reference entity					
Brazilian government	20,259	14,969	1,678	3,612	-
Governments – abroad	230	61	116	53	-
Private entities	3,229	854	1,906	469	-
Total by entity	**23,718**	**15,884**	**3,700**	**4,134**	**-**

	12/31/2020				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	8,501	1,181	3,928	3,372	20
TRS	7,854	7,854	-	-	-
Total by instrument	**16,355**	**9,035**	**3,928**	**3,372**	**20**
By risk rating					
Investment grade	752	296	372	84	-
Below investment grade	15,603	8,739	3,556	3,288	20
Total by risk	**16,355**	**9,035**	**3,928**	**3,372**	**20**
By reference entity					
Brazilian government	12,433	8,255	1,627	2,551	-
Governments – abroad	243	66	122	55	-
Private entities	3,679	714	2,179	766	20
Total by entity	**16,355**	**9,035**	**3,928**	**3,372**	**20**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 61

06/30/2021 Notional amount of credit Notional amount of credit protection purchased with identical underlying Net position protection sold amount CDS (9,126) 5,121 (4,005) TRS (14,592)—(14,592) Total (23,718) 5,121 (18,597) 12/31/2020 Notional amount of credit Notional amount of credit protection purchased with identical underlying Net position protection sold amount CDS (8,501) 3,705 (4,796) TRS (7,854)—(7,854) Total (16,355) 3,705 (12,650) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 62

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2021					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	163,409	-	163,409	(985)	-	162,424
Derivatives financial instruments	72,093	-	72,093	(12,896)	-	59,197

	12/31/2020					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	239,935	-	239,935	(1,657)	-	238,278
Derivatives financial instruments	76,504	-	76,504	(15,621)	-	60,883

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2021					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	235,211	-	235,211	(34,896)	-	200,315
Derivatives financial instruments	65,665	-	65,665	(12,896)	(314)	52,455

	12/31/2020					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	273,364	-	273,364	(42,161)	-	231,203
Derivatives financial instruments	79,505	-	79,505	(15,621)	(574)	63,310

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 63

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: Interest Rate: Risk of loss in transactions subject to interest rate variations; Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts; Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts; Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 64

Strategies	Heading	06/30/2021					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	69,801	(282)	(282)	69,801	(282)
Hedge of assets transactions	Loans and lease operations and Securities	10,333	-	(52)	(52)	10,288	(52)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	34,520	-	(233)	(233)	35,516	(233)
Hedge of loan operations	Loans and lease operations	272	-	5	5	267	7
Hedge of funding	Deposits	-	2,296	5	5	2,301	5
Hedge of assets denominated in UF	Securities	18,822	-	(21)	(21)	18,843	(21)
Foreign exchange risk							
Hedge of highly probable forecast transactions		3,199	-	58	276	3,199	58
Total		**67,146**	**72,097**	**(520)**	**(302)**	**140,215**	**(518)**

Strategies	Heading	12/31/2020					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	103,407	(2,423)	(2,458)	103,407	(2,429)
Hedge of assets transactions	Loans and lease operations and Securities	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	29,533	-	697	697	31,417	699
Hedge of loan operations	Loans and lease operations	327	-	12	12	316	15
Hedge of funding	Deposits	-	2,007	(10)	(10)	1,996	(11)
Hedge of assets denominated in UF	Securities	16,674	-	(4)	(4)	16,677	(1)
Foreign exchange risk							
Hedge of highly probable forecast transactions		1,314	-	(105)	148	1,314	(105)
Total		**53,521**	**105,414**	**(1,767)**	**(1,549)**	**160,870**	**(1,766)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 218 (R$ 218 at 12/31/2020).

Hedge Instruments	06/30/2021						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	115,605	96	-	(567)	(567)	-	(13)
Swap	21,411	2,296	19,096	(9)	(11)	2	-
Foreign exchange risk							
Futures	3,199	-	3,331	58	58	-	-
Total	**140,215**	**2,392**	**22,427**	**(518)**	**(520)**	**2**	**(13)**

Hedge Instruments	12/31/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	140,567	146	-	(1,664)	(1,660)	(4)	(381)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk							
Futures	1,314	5	298	(105)	(105)	-	-
Total	**160,870**	**2,158**	**17,304**	**(1,766)**	**(1,767)**	**1**	**(381)**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 65

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office.

The risk hedged in this type of strategy is the currency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.

Strategies	06/30/2021					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	15,607	-	(13,540)	(13,540)	23,129	(13,605)
Total	**15,607**	**-**	**(13,540)**	**(13,540)**	**23,129**	**(13,605)**

Strategies	12/31/2020					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	15,277	-	(14,598)	(14,598)	24,619	(14,601)
Total	**15,277**	**-**	**(14,598)**	**(14,598)**	**24,619**	**(14,601)**

(1) Hedge instruments consider the gross tax position.
(2) Amounts recorded under heading Derivatives.

Hedge instruments	06/30/2021						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	9,110	-	82	(7,161)	(7,121)	(40)	-
Futures / NDF - Non Deliverable	9,149	-	195	(3,401)	(3,369)	(32)	-
Futures / Financial Assets	4,870	5,227	2,605	(3,043)	(3,050)	7	-
Total	**23,129**	**5,227**	**2,882**	**(13,605)**	**(13,540)**	**(65)**	**-**

Hedge instruments	12/31/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	5,052	-	31	(3,844)	(3,836)	(8)	-
Futures / NDF - Non Deliverable	15,196	445	-	(8,006)	(7,993)	(13)	-
Futures / Financial Assets	4,371	4,556	2,762	(2,751)	(2,769)	18	-
Total	**24,619**	**5,001**	**2,793**	**(14,601)**	**(14,598)**	**(3)**	**-**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 66

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	06/30/2021						
	Hedge Item					Hedge Instruments (2)	
	Book Value (1)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,046	-	8,211	-	165	8,046	(164)
Hedge of funding	-	10,700	-	10,861	(161)	10,700	161
Hedge of securities at fair value through other comprehensive income	3,637	-	3,691	-	54	3,612	(62)
Total	**11,683**	**10,700**	**11,902**	**10,861**	**58**	**22,358**	**(65)**

Strategies	12/31/2020						
	Hedge Item					Hedge Instruments (2)	
	Book Value (1)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of securities at fair value through other comprehensive income	10,192	-	10,412	-	220	10,383	(226)
Total	**19,397**	**10,200**	**20,028**	**11,591**	**(760)**	**29,788**	**741**

(1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

(2) Comprises the amount of R$ 4,253 (R$ 4,915 at 12/31/2020) related to instruments exposed by the change in reference interest rates - IBORs.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 67

06/30/2021 Hedge Instruments Notional Book value (1) Variation in fair value used Hedge ineffectiveness to calculate hedge amount Assets Liabilities recognized in income ineffectiveness Interest rate risk Swap (2) 22,358 2,071—(65) (7) Total 22,358 2,071—(65) (7) 12/31/2020 Hedge Instruments Notional Book value (1) Variation in fair value used Hedge ineffectiveness to calculate hedge amount Assets Liabilities recognized in income ineffectiveness Interest rate risk Swap 29,788 2,871 5,812 741 (19) Total 29,788 2,871 5,812 741 (19) Amounts recorded under heading Derivatives. In the period, the amount of R$ 6,001 is no longer qualified as hedge, with no effect on the result because it is a fair value hedge. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 68

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

Strategies	06/30/2021			12/31/2020		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	69,801	161	69,801	103,407	158	103,407
Hedge of highly probable forecast transactions	3,199	58	3,199	1,314	(105)	1,314
Hedge of net investment in foreign operations	23,129	2,345	15,607	24,619	2,208	15,277
Hedge of loan operations (Fair value)	8,046	(164)	8,046	9,205	(423)	9,205
Hedge of loan operations (Cash flow)	267	7	272	316	15	327
Hedge of funding (Fair value)	10,700	161	10,700	10,200	1,390	10,200
Hedge of funding (Cash flow)	2,301	5	2,296	1,996	(11)	2,007
Hedge of assets transactions	10,288	(52)	10,333	5,743	66	5,673
Hedge of asset-backed securities under repurchase agreements	35,516	(49)	34,520	31,417	(11)	29,533
Hedge of assets denominated in UF	18,843	(21)	18,822	16,677	(1)	16,674
Hedge of securities at fair value through other comprehensive income	3,612	(62)	3,637	10,383	(226)	10,192
Total		**2,389**			**3,060**	

The table below shows the breakdown by maturity of the hedging strategies:

	06/30/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	23,698	12,549	14,561	5,088	7,402	6,503	-	69,801
Hedge of highly probable forecast transactions	3,199	-	-	-	-	-	-	3,199
Hedge of net investment in foreign operations (*)	23,129	-	-	-	-	-	-	23,129
Hedge of loan operations (Fair value)	2,003	2,057	1,221	510	663	1,592	-	8,046
Hedge of loan operations (Cash flow)	233	34	-	-	-	-	-	267
Hedge of funding (Fair value)	127	480	1,210	605	1,608	5,306	1,364	10,700
Hedge of funding (Cash flow)	2,122	-	179	-	-	-	-	2,301
Hedge of assets transactions	4,138	-	6,150	-	-	-	-	10,288
Hedge of asset-backed securities under repurchase agreements	10,646	14,807	5,444	3,980	-	639	-	35,516
Hedge of assets denominated in UF	12,592	6,251	-	-	-	-	-	18,843
Hedge of securities at fair value through other comprehensive income	70	68	-	202	1,788	1,484	-	3,612
Total	**81,957**	**36,246**	**28,765**	**10,385**	**11,461**	**15,524**	**1,364**	**185,702**

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	70,200	9,077	13,059	5,504	4,848	719	-	103,407
Hedge of highly probable forecast transactions	1,314	-	-	-	-	-	-	1,314
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	24,619
Hedge of loan operations (Fair value)	2,999	1,793	1,297	447	898	1,771	-	9,205
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	316
Hedge of funding (Fair value)	213	657	549	176	581	5,448	2,576	10,200
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	1,996
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	5,743
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	31,417
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	16,677
Hedge of securities at fair value through other comprehensive income	5,876	1,382	10	-	719	2,396	-	10,383
Total	**148,388**	**18,753**	**21,249**	**6,127**	**7,850**	**10,334**	**2,576**	**215,277**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 69

Note 8 – Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	06/30/2021				12/31/2020			
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity) [2]	Expected loss	Fair value
Brazilian government securities [1a]	**71,710**	**167**	**-**	**71,877**	**65,235**	**2,714**	**-**	**67,949**
Other government securities	**36**	**-**	**(36)**	**-**	**36**	**-**	**(36)**	**-**
Government securities – abroad [1b]	**33,062**	**(797)**	**(1)**	**32,264**	**34,365**	**38**	**(1)**	**34,402**
Argentina	56	(5)	-	51	-	-	-	-
Colombia	3,388	(74)	-	3,314	3,913	73	-	3,986
Chile	22,106	(626)	-	21,480	21,639	12	-	21,651
United States	3,704	-	-	3,704	3,751	(1)	-	3,750
Mexico	1,087	-	-	1,087	1,180	1	-	1,181
Paraguay	2,344	(96)	(1)	2,247	3,008	(60)	(1)	2,947
Uruguay	377	4	-	381	874	13	-	887
Corporate securities [1c]	**5,300**	**(573)**	**(51)**	**4,676**	**7,799**	**(152)**	**(56)**	**7,591**
Shares	1,631	(627)	-	1,004	1,640	(258)	-	1,382
Bank deposit certificates	65	-	-	65	305	2	-	307
Debentures	253	(4)	(43)	206	956	(23)	(44)	889
Eurobonds and other	3,348	58	(5)	3,401	4,895	127	(9)	5,013
Other	3	-	(3)	-	3	-	(3)	-
Total	**110,108**	**(1,203)**	**(88)**	**108,817**	**107,435**	**2,600**	**(93)**	**109,942**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 38,585 (R$ 35,203 at 12/31/2020), b) R$ 4,027 (R$ 2,398 at 12/31/2020) and c) R$ 1,547 (R$ 518 at 12/31/2020), totaling R$ 44,159 (R$ 38,119 at 12/31/2020).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	06/30/2021		12/31/2020	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**26,120**	**25,391**	**33,094**	**32,872**
Non-stated maturity	1,631	1,004	1,640	1,382
Up to one year	24,489	24,387	31,454	31,490
Non-current	**83,988**	**83,426**	**74,341**	**77,070**
From one to five years	66,615	66,241	52,825	54,452
From five to ten years	11,044	11,116	14,084	14,852
After ten years	6,329	6,069	7,432	7,766
Total	**110,108**	**108,817**	**107,435**	**109,942**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	06/30/2021			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	1,631	(627)	-	1,004
Total	**1,631**	**(627)**	**-**	**1,004**

	12/31/2020			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Shares	1,640	(258)	-	1,382
Total	**1,640**	**(258)**	**-**	**1,382**

In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	06/30/2021		12/31/2020	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**1,631**	**1,004**	**1,640**	**1,382**
Non-stated maturity	1,631	1,004	1,640	1,382

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 70

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 06/30/2021
Financial assets at fair value through other comprehensive income	**(93)**	**1**	**-**	**4**	**-**	**-**	**-**	**-**	**(88)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(1)**	-	-	-	-	-	-	-	**(1)**
Corporate securities	**(56)**	**1**	-	**4**	-	-	-	-	**(51)**
Debentures	(44)	1	-	-	-	-	-	-	(43)
Eurobonds and other	(9)	-	-	4	-	-	-	-	(5)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2020
Financial assets at fair value through other comprehensive income	**(86)**	**(8)**	**(17)**	**18**	**-**	**-**	**-**	**-**	**(93)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(3)**	**2**	**(1)**	**1**	-	-	-	-	**(1)**
Corporate securities	**(47)**	**(10)**	**(16)**	**17**	-	-	-	-	**(56)**
Debentures	(43)	-	(1)	-	-	-	-	-	(44)
Eurobond and other	(1)	(10)	(15)	17	-	-	-	-	(9)
Other	(3)	-	-	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	06/30/2021			12/31/2020		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities [1a]	**73,594**	**(40)**	**73,554**	**64,568**	**(44)**	**64,524**
Government securities – abroad	**24,876**	**(17)**	**24,859**	**19,095**	**(14)**	**19,081**
Colombia	897	-	897	500	-	500
Chile	778	-	778	705	(1)	704
Korea	5,471	(7)	5,464	3,951	(4)	3,947
Spain	7,058	(6)	7,052	4,847	(3)	4,844
Mexico	10,652	(4)	10,648	9,042	(6)	9,036
Uruguay	20	-	20	50	-	50
Corporate securities [1b]	**42,260**	**(2,026)**	**40,234**	**46,141**	**(3,007)**	**43,134**
Rural product note	3,670	(32)	3,638	3,499	(25)	3,474
Bank deposit certificates	25	-	25	30	-	30
Real estate receivables certificates	4,517	(8)	4,509	4,806	(12)	4,794
Debentures	31,357	(1,966)	29,391	34,849	(2,952)	31,897
Eurobonds and other	367	(11)	356	209	(1)	208
Promissory notes	1,648	(3)	1,645	2,023	(10)	2,013
Other	676	(6)	670	725	(7)	718
Total	**140,730**	**(2,083)**	**138,647**	**129,804**	**(3,065)**	**126,739**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 14,233 (R$ 13,786 at 12/31/2020); and b) R$ 14,825 (R$ 14,364 at 12/31/2020), totaling R$ 29,058 (R$ 28,150 at 12/31/2020).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	06/30/2021		12/31/2020	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**26,166**	**25,996**	**38,285**	**37,672**
Up to one year	26,166	25,996	38,285	37,672
Non-current	**114,564**	**112,651**	**91,519**	**89,067**
From one to five years	89,099	88,065	56,447	55,070
From five to ten years	20,191	19,603	24,434	23,697
After ten years	5,274	4,983	10,638	10,300
Total	**140,730**	**138,647**	**129,804**	**126,739**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 71

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 06/30/2021
Financial assets at amortized cost	**(185)**	**36**	**(43)**	**15**	**-**	**-**	**-**	**-**	**(177)**
Brazilian government securities	**(44)**	**4**	**-**	**-**	**-**	**-**	**-**	**-**	**(40)**
Government securities - abroad	**(14)**	**13**	**(17)**	**1**	**-**	**-**	**-**	**-**	**(17)**
Chile	(1)	1	-	-	-	-	-	-	-
Korea	(4)	-	(3)	-	-	-	-	-	(7)
Spain	(3)	1	(4)	-	-	-	-	-	(6)
Mexico	(6)	11	(10)	1	-	-	-	-	(4)
Corporate securities	**(127)**	**19**	**(26)**	**14**	**-**	**-**	**-**	**-**	**(120)**
Rural product note	(23)	14	(11)	3	-	-	-	-	(17)
Real estate receivables certificates	(8)	-	-	-	-	-	-	-	(8)
Debentures	(78)	1	(4)	6	-	-	-	-	(75)
Eurobond and other	(1)	(1)	(11)	2	-	-	-	-	(11)
Promissory notes	(10)	4	-	3	-	-	-	-	(3)
Other	(7)	1	-	-	-	-	-	-	(6)

Stage 2	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 06/30/2021
Financial assets at amortized cost	**(53)**	**-**	**-**	**8**	**-**	**-**	**-**	**-**	**(45)**
Corporate securities	**(53)**	**-**	**-**	**8**	**-**	**-**	**-**	**-**	**(45)**
Rural product note	(2)	2	-	-	-	-	-	-	-
Real estate receivables certificates	(4)	-	-	4	-	-	-	-	-
Debentures	(47)	(2)	-	4	-	-	-	-	(45)

Stage 3	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 06/30/2021
Financial assets at amortized cost	**(2,827)**	**630**	**(23)**	**359**	**-**	**-**	**-**	**-**	**(1,861)**
Corporate securities	**(2,827)**	**630**	**(23)**	**359**	**-**	**-**	**-**	**-**	**(1,861)**
Rural product note	-	-	(15)	-	-	-	-	-	(15)
Debentures	(2,827)	630	(8)	359	-	-	-	-	(1,846)

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	**(198)**	**(113)**	**(172)**	**311**	**21**	**-**	**-**	**(34)**	**(185)**
Brazilian government securities	**(52)**	**8**	**-**	**-**	**-**	**-**	**-**	**-**	**(44)**
Government securities - abroad	**-**	**8**	**(34)**	**12**	**-**	**-**	**-**	**-**	**(14)**
Chile	-	(1)	-	-	-	-	-	-	(1)
Colombia	-	-	(2)	2	-	-	-	-	-
Korea	-	7	(14)	3	-	-	-	-	(4)
Spain	-	-	(3)	-	-	-	-	-	(3)
Mexico	-	2	(15)	7	-	-	-	-	(6)
Corporate securities	**(146)**	**(129)**	**(138)**	**299**	**21**	**-**	**-**	**(34)**	**(127)**
Rural product note	(9)	15	(44)	15	-	-	-	-	(23)
Real estate receivables certificates	(2)	(10)	(9)	13	-	-	-	-	(8)
Debentures	(131)	(124)	(60)	250	21	-	-	(34)	(78)
Eurobond and other	(1)	(6)	(2)	8	-	-	-	-	(1)
Promissory notes	(3)	(7)	(10)	10	-	-	-	-	(10)
Other	-	3	(13)	3	-	-	-	-	(7)

Stage 2	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	**(58)**	**(9)**	**(67)**	**61**	**-**	**54**	**(21)**	**(13)**	**(53)**
Corporate securities	**(58)**	**(9)**	**(67)**	**61**	**-**	**54**	**(21)**	**(13)**	**(53)**
Rural product note	(5)	(3)	-	5	-	1	-	-	(2)
Real estate receivables certificates	-	(4)	-	-	-	-	-	-	(4)
Debentures	(53)	(1)	(67)	55	-	53	(21)	(13)	(47)
Eurobond and other	-	(1)	-	1	-	-	-	-	-

Stage 3	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2020
Financial assets at amortized cost	**(2,397)**	**(1,278)**	**(238)**	**1,093**	**34**	**13**	**-**	**(54)**	**(2,827)**
Corporate securities	**(2,397)**	**(1,278)**	**(238)**	**1,093**	**34**	**13**	**-**	**(54)**	**(2,827)**
Rural product note	(33)	(7)	(1)	42	-	-	-	(1)	-
Debentures	(2,348)	(1,287)	(207)	1,021	34	13	-	(53)	(2,827)
Other	(16)	16	(30)	30	-	-	-	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 72

Note 10—Loan and lease operations a) Composition of loans and lease operations portfolio Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and lease operations by type 06/30/2021 12/31/2020 Individuals 279,646 255,483 Credit card 89,143 87,073 Personal loan 36,407 35,346 Payroll loans 59,351 55,508 Vehicles 25,704 23,290 Mortgage loans 69,041 54,266 Corporate 127,050 134,521 Micro / small and medium companies 126,461 121,955 Foreign loans—Latin America 195,191 202,145 Total loans and lease operations 728,348 714,104 Provision for Expected Loss (1) (43,579) (48,322) Total loans and lease operations, net of Expected Credit Loss 684,769 665,782 Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (852) (R$ (907) at 12/31/2020) and Commitments to be Released R$ (3,488) (R$ (3,485) at 12/31/2020). By maturity 06/30/2021 12/31/2020 Overdue as from 1 day 22,343 18,683 Falling due up to 3 months 185,940 172,497 Falling due from 3 months to 12 months 206,127 181,033 Falling due after 1 year 313,938 341,891 Total loans and lease operations 728,348 714,104 By concentration 06/30/2021 12/31/2020 Largest debtor 6,394 7,243 10 largest debtors 33,764 37,863 20 largest debtors 50,322 54,812 50 largest debtors 79,633 83,438 100 largest debtors 110,966 112,333 The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1—By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 73

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2021
Individuals	199,158	(13,847)	(614)	6,679	-	-	33,641	225,017
Corporate	123,665	(181)	(29)	462	1	-	(4,324)	119,594
Micro / Small and medium companies	96,784	(6,641)	(476)	5,163	78	-	6,992	101,900
Foreign loans - Latin America	167,601	(4,953)	(284)	2,856	6	-	(841)	164,385
Total	**587,208**	**(25,622)**	**(1,403)**	**15,160**	**85**	**-**	**35,468**	**610,896**

Stage 2	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2021
Individuals	30,793	(6,679)	(3,289)	13,847	542	-	(3,198)	32,016
Corporate	2,793	(462)	(146)	181	21	-	(639)	1,748
Micro / Small and medium companies	15,965	(5,163)	(1,430)	6,641	376	-	(1,135)	15,254
Foreign loans - Latin America	16,692	(2,856)	(1,520)	4,953	547	-	(2,359)	15,457
Total	**66,243**	**(15,160)**	**(6,385)**	**25,622**	**1,486**	**-**	**(7,331)**	**64,475**

Stage 3	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2021
Individuals	25,532	-	(542)	614	3,289	(6,120)	(160)	22,613
Corporate	8,063	(1)	(21)	29	146	(441)	(2,067)	5,708
Micro / Small and medium companies	9,206	(78)	(376)	476	1,430	(1,023)	(328)	9,307
Foreign loans - Latin America	17,852	(6)	(547)	284	1,520	(1,160)	(2,594)	15,349
Total	**60,653**	**(85)**	**(1,486)**	**1,403**	**6,385**	**(8,744)**	**(5,149)**	**52,977**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2021
Individuals	255,483	(6,120)	30,283	279,646
Corporate	134,521	(441)	(7,030)	127,050
Micro / Small and medium companies	121,955	(1,023)	5,529	126,461
Foreign loans - Latin America	202,145	(1,160)	(5,794)	195,191
Total (2)	**714,104**	**(8,744)**	**22,988**	**728,348**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Comprises R$ 15,896 pegged to Libor.

Reconciliation of gross portfolio of loan and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	199,907	(32,363)	(1,779)	10,186	38	-	23,169	199,158
Corporate	91,448	(2,822)	(82)	996	299	-	33,826	123,665
Micro / Small and medium companies	77,722	(14,370)	(1,501)	4,827	875	-	29,231	96,784
Foreign loans - Latin America	132,812	(12,793)	(2,456)	3,229	47	-	46,762	167,601
Total	**501,889**	**(62,348)**	**(5,818)**	**19,238**	**1,259**	**-**	**132,988**	**587,208**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	19,070	(10,186)	(7,158)	32,363	964	-	(4,260)	30,793
Corporate	911	(996)	(370)	2,822	51	-	375	2,793
Micro / Small and medium companies	7,225	(4,827)	(2,193)	14,370	483	-	907	15,965
Foreign loans - Latin America	14,714	(3,229)	(11,998)	12,793	834	-	3,578	16,692
Total	**41,920**	**(19,238)**	**(21,719)**	**62,348**	**2,332**	**-**	**600**	**66,243**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	21,513	(38)	(964)	1,779	7,158	(11,764)	7,848	25,532
Corporate	8,430	(299)	(51)	82	370	570	(1,039)	8,063
Micro / Small and medium companies	5,786	(875)	(483)	1,501	2,193	(1,836)	2,920	9,206
Foreign loans - Latin America	6,253	(47)	(834)	2,456	11,998	(608)	(1,366)	17,852
Total	**41,982**	**(1,259)**	**(2,332)**	**5,818**	**21,719**	**(13,638)**	**8,363**	**60,653**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	240,490	(11,764)	26,757	255,483
Corporate	100,789	570	33,162	134,521
Micro / Small and medium companies	90,733	(1,836)	33,058	121,955
Foreign loans - Latin America	153,779	(608)	48,974	202,145
Total (2)	**585,791**	**(13,638)**	**141,951**	**714,104**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Comprises R$ 40,454 pegged to Libor.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 74

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 [(1)]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 06/30/2021
Individuals	(5,403)	638	76	(310)	-	-	(735)	(5,734)
Corporate	(740)	2	-	(33)	-	-	43	(728)
Micro / Small and medium companies	(1,273)	270	30	(237)	(32)	-	(28)	(1,270)
Foreign loans - Latin America	(2,389)	133	6	(67)	(1)	-	121	(2,197)
Total	**(9,805)**	**1,043**	**112**	**(647)**	**(33)**	**-**	**(599)**	**(9,929)**

Stage 2	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 06/30/2021
Individuals	(3,255)	310	1,170	(638)	(37)	-	(1,214)	(3,664)
Corporate	(1,261)	33	23	(2)	(7)	-	304	(910)
Micro / Small and medium companies	(1,337)	237	342	(270)	(68)	-	(243)	(1,339)
Foreign loans - Latin America	(2,029)	67	259	(133)	(164)	-	29	(1,971)
Total	**(7,882)**	**647**	**1,794**	**(1,043)**	**(276)**	**-**	**(1,124)**	**(7,884)**

Stage 3	Balance at 12/31/2020	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 06/30/2021
Individuals	(12,472)	-	37	(76)	(1,170)	6,120	(3,573)	(11,134)
Corporate	(5,952)	-	7	-	(23)	441	1,999	(3,528)
Micro / Small and medium companies	(3,759)	32	68	(30)	(342)	1,023	(1,209)	(4,217)
Foreign loans - Latin America	(8,452)	1	164	(6)	(259)	1,160	505	(6,887)
Total	**(30,635)**	**33**	**276**	**(112)**	**(1,794)**	**8,744**	**(2,278)**	**(25,766)**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	(Increase) / Reversal	Closing balance at 06/30/2021 [(2)]
Individuals	(21,130)	6,120	(5,522)	(20,532)
Corporate	(7,953)	441	2,346	(5,166)
Micro / Small and medium companies	(6,369)	1,023	(1,480)	(6,826)
Foreign loans - Latin America	(12,870)	1,160	655	(11,055)
Total	**(48,322)**	**8,744**	**(4,001)**	**(43,579)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Comprises Expected Credit Loss for Financial Guarantees R$ (852) (R$ (907) at 12/31/2020) and Loan Commitments R$ (3,488) (R$ (3,485) at 12/31/2020).

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 [(1)]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(5,215)	1,541	197	(525)	-	-	(1,401)	(5,403)
Corporate	(506)	205	3	(180)	(17)	-	(245)	(740)
Micro / Small and medium companies	(1,092)	698	90	(306)	(41)	-	(622)	(1,273)
Foreign loans - Latin America	(1,353)	275	513	(104)	(12)	-	(1,708)	(2,389)
Total	**(8,166)**	**2,719**	**803**	**(1,115)**	**(70)**	**-**	**(3,976)**	**(9,805)**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(2,811)	525	2,872	(1,541)	(69)	-	(2,231)	(3,255)
Corporate	(91)	180	63	(205)	(9)	-	(1,199)	(1,261)
Micro / Small and medium companies	(890)	306	550	(698)	(92)	-	(513)	(1,337)
Foreign loans - Latin America	(2,765)	104	2,084	(275)	(218)	-	(959)	(2,029)
Total	**(6,557)**	**1,115**	**5,569**	**(2,719)**	**(388)**	**-**	**(4,902)**	**(7,882)**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(11,427)	-	69	(197)	(2,872)	11,764	(9,809)	(12,472)
Corporate	(6,288)	17	9	(3)	(63)	(570)	946	(5,952)
Micro / Small and medium companies	(2,567)	41	92	(90)	(550)	1,836	(2,521)	(3,759)
Foreign loans - Latin America	(2,503)	12	218	(513)	(2,084)	608	(4,190)	(8,452)
Total	**(22,785)**	**70**	**388**	**(803)**	**(5,569)**	**13,638**	**(15,574)**	**(30,635)**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	(Increase) / Reversal [(2)]	Closing balance at 12/31/2020 [(3)]
Individuals	(19,453)	11,764	(13,441)	(21,130)
Corporate	(6,885)	(570)	(498)	(7,953)
Micro / Small and medium companies	(4,549)	1,836	(3,656)	(6,369)
Foreign loans - Latin America	(6,621)	608	(6,857)	(12,870)
Total	**(37,508)**	**13,638**	**(24,452)**	**(48,322)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a).

(3) Comprises expected credit loss for Financial Guarantees R$ (907) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3,485) (R$ (3,303) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 75

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	06/30/2021			12/31/2020		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,628**	**(620)**	**2,008**	**2,277**	**(597)**	**1,680**
Up to 1 year	2,628	(620)	2,008	2,277	(597)	1,680
Non-current	**9,017**	**(2,595)**	**6,422**	**10,553**	**(2,956)**	**7,597**
From 1 to 2 years	1,599	(402)	1,197	1,809	(472)	1,337
From 2 to 3 years	1,282	(337)	945	1,424	(398)	1,026
From 3 to 4 years	1,021	(283)	738	1,153	(337)	816
From 4 to 5 years	802	(243)	559	930	(289)	641
Over 5 years	4,313	(1,330)	2,983	5,237	(1,460)	3,777
Total	**11,645**	**(3,215)**	**8,430**	**12,830**	**(3,553)**	**9,277**

Financial lease revenues are composed of:

	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Financial Income	174	158	362	324
Variable payments	2	9	6	21
Total	**176**	**167**	**368**	**345**

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	06/30/2021				12/31/2020			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	284	290	283	287	349	366	347	362
Working capital	885	885	895	895	1,297	1,299	1,310	1,312
Total	**1,169**	**1,175**	**1,178**	**1,182**	**1,646**	**1,665**	**1,657**	**1,674**

(*) Under Other liabilities.

From 01/01 to 06/30/2021 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 561, net of the Allowance for Loan Losses (R$ 91 from 01/01 to 06/30/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 76

Note 11 - Investments in associates and joint ventures

a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING:

	06/30/2021	01/01 to 06/30/2021		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates [1]	5,834	870	(17)	853
Joint ventures [2]	230	(40)	-	(40)
Total	**6,064**	**830**	**(17)**	**813**

	12/31/2020	01/01 to 06/30/2020		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates [1]	15,344	684	(16)	668
Joint ventures [2]	226	(80)	-	(80)
Total	**15,570**	**604**	**(16)**	**588**

(1) At 06/30/2021, this includes interest in total capital and voting capital of the following companies: Pravaler S.A. (52.64% total capital and 42.37% voting capital, 52.65% total capital and 42.42% voting capital at 12/31/2020); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2020); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2020); Gestora de Inteligência de Crédito S.A. (20% total and voting capital; 20% at 12/31/2020), Compañia Uruguaya de Medios de Procesamiento S.A. (31.47% total and voting capital; 31.47% at 12/31/2020); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2020); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2020) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2020). At 05/31/2021 occurred the spin-off of the investment in XP Inc. (Note 3) (41% total capital and 29.32% voting capital at 12/31/2020). As from April 20, 2020, ITAÚ UNIBANCO HOLDING does not exercise significant influence on IRB-Brasil Resseguros S.A., so that its ownership interest is no longer classified as associate and started being classified as Financial Asset at Fair Value through Other Comprehensive Income.

(2) At 06/30/2021, this includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2020); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2020) and includes result not arising from subsidiaries' net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 77

Note 12 – Lease Operations - Lessee

ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 06/30/2021, total cash outflow with lease amounted to R$ 693 and lease agreements in the amount of R$ 115 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below:

	06/30/2021	12/31/2020
Up to 3 months	314	333
3 months to 1 year	904	945
From 1 to 5 years	3,185	2,830
Over 5 years	1,186	1,930
Total Financial Liability	**5,589**	**6,038**

Lease amounts recognized in the Consolidated Statement of Income:

	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Sublease revenues	6	2	8	6
Depreciation expenses	(286)	(314)	(618)	(637)
Interest expenses	(66)	(44)	(143)	(118)
Lease expenses for low value assets	(19)	(22)	(38)	(43)
Variable expenses not include in lease liabilities	(15)	(15)	(35)	(33)
Total	**(380)**	**(393)**	**(826)**	**(825)**

In the period from 01/01 to 06/30/2021 and 01/01 to 06/30/2020, there was no impairment adjustment.

Note 13 - Fixed assets

Fixed Assets (1)	Annual depreciation rates	Cost	Depreciation	Impairment	Residual 06/30/2021
Real estate		**7,280**	**(3,774)**	**(110)**	**3,396**
Land	-	1,120	-	-	1,120
Buildings and Improvements	4% to 10%	6,160	(3,774)	(110)	2,276
Other fixed assets		**13,572**	**(10,161)**	**(37)**	**3,374**
Installations and furniture	10% to 20%	3,308	(2,365)	(10)	933
Data processing systems	20% to 50%	8,307	(6,640)	(27)	1,640
Other (2)	10% to 20%	1,957	(1,156)	-	801
Total		**20,852**	**(13,935)**	**(147)**	**6,770**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 13, achievable by 2024 (Note 32b 3.2 - Off balance commitments).

(2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Fixed Assets (1)	Annual depreciation rates	Cost	Depreciation	Impairment	Residual 12/31/2020
Real estate		**7,106**	**(3,735)**	**(115)**	**3,256**
Land	-	1,102	-	-	1,102
Buildings and Improvements	4% to 10%	6,004	(3,735)	(115)	2,154
Other fixed assets		**13,492**	**(9,779)**	**(32)**	**3,681**
Installations and furniture	10% to 20%	3,248	(2,271)	(5)	972
Data processing systems	20% to 50%	8,274	(6,400)	(27)	1,847
Other (2)	10% to 20%	1,970	(1,108)	-	862
Total		**20,598**	**(13,514)**	**(147)**	**6,937**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 36, achievable by 2024 (Note 32b 3.2 - Off balance commitments).

(2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 78

Note 14 - Goodwill and Intangible assets

	Goodwill and intangible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2020	**13,959**	**2,822**	**6,484**	**7,664**	**3,274**	**34,203**
Acquisitions	-	5	483	1,357	453	2,298
Rescissions / disposals	(11)	-	(35)	(11)	(117)	(174)
Exchange variation	(601)	(182)	(230)	-	(34)	(1,047)
Other [3]	(13)	(7)	42	-	1	23
Balance at 06/30/2021	**13,334**	**2,638**	**6,744**	**9,010**	**3,577**	**35,303**
Amortization						
Balance at 12/31/2020	**-**	**(1,347)**	**(3,680)**	**(3,288)**	**(1,410)**	**(9,725)**
Amortization expense [2]	-	(55)	(409)	(539)	(274)	(1,277)
Rescissions / disposals	-	-	4	10	96	110
Exchange variation	-	78	116	-	23	217
Other [3]	-	6	(25)	-	(1)	(20)
Balance at 06/30/2021	**-**	**(1,318)**	**(3,994)**	**(3,817)**	**(1,566)**	**(10,695)**
Impairment (Note 2.4h)						
Balance at 12/31/2020	**(5,772)**	**(789)**	**(204)**	**(383)**	**-**	**(7,148)**
Increase	-	-	-	(428)	-	(428)
Disposals	-	-	33	-	-	33
Exchange variation	348	98	-	-	-	446
Balance at 06/30/2021	**(5,424)**	**(691)**	**(171)**	**(811)**	**-**	**(7,097)**
Book value						
Balance at 06/30/2021	**7,910**	**629**	**2,579**	**4,382**	**2,011**	**17,511**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (308) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the General and administrative expenses (Note 23).

(3) Includes the total amount of R$ 18 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 79

	Goodwill and intangible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [(1)]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Acquisitions	287	-	795	1,968	541	3,591
Rescissions / disposals	-	-	(1,121)	(20)	(137)	(1,278)
Exchange variation	2,514	320	901	-	232	3,967
Other [(3)]	-	(16)	10	-	(333)	(339)
Balance at 12/31/2020	**13,959**	**2,822**	**6,484**	**7,664**	**3,274**	**34,203**
Amortization						
Balance at 12/31/2019	**-**	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Amortization expense [(2)]	-	(174)	(825)	(779)	(457)	(2,235)
Rescissions / disposals	-	-	834	-	136	970
Exchange variation	-	(126)	(451)	-	(174)	(751)
Other [(3)]	-	10	(32)	(12)	327	293
Balance at 12/31/2020	**-**	**(1,347)**	**(3,680)**	**(3,288)**	**(1,410)**	**(9,725)**
Impairment (Note 2.4h)						
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Incresase	(5,772)	(789)	(33)	(13)	-	(6,607)
Disposals	-	-	-	-	-	-
Balance at 12/31/2020	**(5,772)**	**(789)**	**(204)**	**(383)**	**-**	**(7,148)**
Book value						
Balance at 12/31/2020	**8,187**	**686**	**2,600**	**3,993**	**1,864**	**17,330**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (594) (R$ (519) from 01/01 to 12/31/2019) are disclosed in the General and administrative expenses (Note 23).
(3) Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 3,375 (R$ 3,606 at 12/31/2020).

ITAÚ UNIBANCO HOLDING recognized at June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú CorpBanca, in the amounts of R$ 5,772 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu CorpBanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions at June 30, 2020, of Itaú CorpBanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under General and administrative expenses (Note 23).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 80

Note 15 - Deposits

	06/30/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**332,483**	**324,284**	**656,767**	**376,139**	**297,995**	**674,134**
Savings deposits	184,228	-	184,228	179,470	-	179,470
Interbank deposits	2,608	284	2,892	3,185	245	3,430
Time deposits	145,647	324,000	469,647	193,484	297,750	491,234
Non-interest bearing deposits	**136,734**	**-**	**136,734**	**134,876**	**-**	**134,876**
Demand deposits	136,318	-	136,318	134,805	-	134,805
Other deposits	416	-	416	71	-	71
Total	**469,217**	**324,284**	**793,501**	**511,015**	**297,995**	**809,010**

Note 16 – Financial liabilities designated at fair value through profit or loss

	06/30/2021			12/31/2020		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Debt securities	1	119	120	11	132	143
Total	**1**	**119**	**120**	**11**	**132**	**143**

The effect of credit risk of these instruments is not significant at 06/30/2021 and 12/31/2020.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 81

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	06/30/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**87,112**	**115**	**87,227**	**45,961**	**564**	**46,525**
Government securities	3.80% to 4.15%	64,686	-	64,686	22,088	-	22,088
Corporate securities	45% of CDI to 87% of CDI	20,620	-	20,620	20,773	-	20,773
Own issue	82.5% of CDI to 16.40%	454	20	474	1,965	20	1,985
Foreign	0.03% to 27.99%	1,352	95	1,447	1,135	544	1,679
Assets received as collateral	**3.80% to 4.15%**	**90,538**	**-**	**90,538**	**151,370**	**-**	**151,370**
Right to sell or repledge the collateral	**0.25% to 10.0%**	**11,108**	**46,338**	**57,446**	**27,851**	**47,618**	**75,469**
Total		**188,758**	**46,453**	**235,211**	**225,182**	**48,182**	**273,364**

b) Interbank market funds

	Interest rate (p.a.)	06/30/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	100% of CDI to 100% IGPM	23,701	9,766	33,467	21,898	21,691	43,589
Real state credit bills	88% of CDI to 11.58%	4,628	1,671	6,299	2,600	1,605	4,205
Agribusiness credit bills	1.78% to 11.40%	6,877	3,548	10,425	10,166	4,119	14,285
Guaranteed real state notes	95% of CDI to 9.46%	527	17,094	17,621	437	10,592	11,029
Import and export financing	0% to 9.60%	52,147	22,846	74,993	56,148	15,322	71,470
On-lending-domestic	0% to 18%	3,668	6,909	10,577	3,672	7,785	11,457
Total (*)		**91,548**	**61,834**	**153,382**	**94,921**	**61,114**	**156,035**

(*) Comprises R$ 31,182 (R$ 34,372 at 12/31/2020) pegged to Libor.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	06/30/2021			12/31/2020		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt (1)	LIB to IGPM + 4.63%	11,633	57,366	68,999	12,125	62,791	74,916
Obligations on securities abroad	-3.61% to 29.75%	6,348	52,565	58,913	6,636	55,797	62,433
Raisings through Structured Operations Certificates (2)	1.54% to IPCA + 3.13%	371	413	784	578	381	959
Total		**18,352**	**110,344**	**128,696**	**19,339**	**118,969**	**138,308**

(1) At 06/30/2021, the amount of R$ 33,714 (R$ 41,000 at 12/31/2020) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013.

(2) At 06/30/2021, the fair value of raisings through Structured Operations Certificates issued is R$ 820 (R$ 1,018 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 82

Note 18—Other assets and liabilities a) Other assets 06/30/2021 12/31/2020 Financial 91,281 93,261 At Amortized Cost 91,124 93,255 Receivables from credit card issuers 47,927 43,511 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e) 12,428 12,693 Trading and intermediation of securities 21,614 28,254 Income receivable 2,988 2,979 Operations without credit granting characteristics, net of provisions 3,442 3,476 Insurance and reinsurance operations 1,407 1,322 Net amount receivables from reimbursement of provisions (Note 29d) 945 919 Deposits in guarantee of fund raisings abroad 243 101 Other 130—At Fair Value Through Profit or Loss 157 6 Other financial assets 157 6 Non-financial 16,873 15,773 Sundry foreign 1,914 717 Prepaid expenses 4,732 4,404 Sundry domestic 3,152 2,555 Assets of post-employment benefit plans (Note 26e) 576 585 Lease right-of-use 4,680 4,908 Other 1,819 2,604 Current 89,830 89,632 Non-current 18,324 19,402 b) Other liabilities 06/30/2021 12/31/2020 Financial 124,972 118,929 At Amortized Cost 124,841 118,924 Credit card operations 95,325 92,580 Trading and intermediation of securities 17,518 15,121 Foreign exchange portfolio 1,666 859 Lease liabilties 4,875 5,069 Other 5,457 5,295 At Fair Value Through Profit or Loss 131 5 Other financial liabilities 131 5 Non-financial 51,754 38,511 Funds in transit 22,977 16,071 Charging and collection of taxes and similar 7,957 339 Social and statutory 5,540 6,759 Deferred income 3,312 3,201 Sundry domestic 2,558 3,023 Personnel provision 2,318 1,900 Provision for sundry payments 2,516 2,576 Obligations on official agreements and rendering of payment services 1,290 1,326 Liabilities from post-employment benefit plans (Note 26e) 2,052 2,083 Other 1,234 1,233 Current 167,574 147,993 Non-current 9,152 9,447 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 83

Note 19 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	06/30/2021			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 06/30/2021 (2)	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil at 06/30/2021	4,933,643,203	1,709,195,500	6,642,838,703	61,474
Residents abroad at 06/30/2021	24,647,156	3,136,649,489	3,161,296,645	29,255
Treasury shares at 12/31/2020 (1)	**-**	**41,678,452**	**41,678,452**	**(907)**
Result from delivery of treasury shares	-	(17,430,255)	(17,430,255)	379
Treasury shares at 06/30/2021 (1)	**-**	**24,248,197**	**24,248,197**	**(528)**
Outstanding shares at 06/30/2021	**4,958,290,359**	**4,821,596,792**	**9,779,887,151**	
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	

	12/31/2020			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Treasury shares at 12/31/2019 (1)	**-**	**58,533,585**	**58,533,585**	**(1,274)**
Result from delivery of treasury shares	-	(16,855,133)	(16,855,133)	367
Treasury shares at 12/31/2020 (1)	**-**	**41,678,452**	**41,678,452**	**(907)**
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) Partial spin-off (Note 3).

Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares.

Cost / market value	06/30/2021	
	Common	Preferred
Average cost	-	21.76
Market value at 06/30/2021	26.74	29.80

Cost / market value	12/31/2020	
	Common	Preferred
Average cost	-	21.76
Market value at 12/31/2020	27.93	31.63

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 84

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	06/30/2021	06/30/2020
Statutory net income	12,793	6,715
Adjustments:		
(-) Legal reserve - 5%	(640)	(336)
Dividend calculation basis	**12,153**	**6,379**
Minimum mandatory dividend - 25%	3,038	1,595
Dividends and Interest on Capital Paid / Accrued	**3,038**	**1,595**

II - Stockholders' compensation

	06/30/2021			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**733**	**-**	**733**
Dividends - 5 monthly installments paid from February to June 2021	0.0150	733	-	733
Accrued (Recorded in Other Liabilities - Social and Statutory)		**2,686**	**(381)**	**2,305**
Dividends - 1 monthly installment paid on 07/01/2021	0.0150	147	-	147
Interest on capital - credited on 03/16/2021 to be paid on 08/26/2021	0.0430	495	(74)	421
Interest on capital - credited on 04/16/2021 to be paid on 08/26/2021	0.0480	552	(83)	469
Interest on capital - credited on 05/13/2021 to be paid on 08/26/2021	0.0414	477	(72)	405
Interest on capital	0.0883	1,015	(152)	863
Total from 01/01 to 06/30/2021		**3,419**	**(381)**	**3,038**

	06/30/2020			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**732**	**-**	**732**
Dividends - 5 monthly installments paid from February to June 2020	0.0150	732	-	732
Accrued (Recorded in Other Liabilities - Social and Statutory)		**663**	**(78)**	**585**
Dividends - 1 monthly installment paid on 07/01/2020	0.0150	146	-	146
Interest on capital	0.0450	517	(78)	439
Total from 01/01 to 06/30/2020		**1,395**	**(78)**	**1,317**

c) Capital reserves and profit reserves

	06/30/2021	12/31/2020
Capital reserves	**1,990**	**2,326**
Premium on subscription of shares	284	284
Share-based payment	1,702	2,038
Reserves from tax incentives, restatement of equity securities and other	4	4
Profit reserves	**55,158**	**47,347**
Legal [(1)]	12,914	12,274
Statutory [(2)(3)]	53,761	46,590
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)
Total reserves at parent company	**57,148**	**49,673**

(1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the yield flow to shareholders.

(3) Includes R$ 1,114 refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 85

d) Non-controlling interests

	Stockholders' equity		Income	
	06/30/2021	12/31/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Itaú CorpBanca	9,369	9,891	679	(3,536)
Itaú CorpBanca Colômbia S.A.	444	491	25	15
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	663	580	83	71
Luizacred S.A. Soc. Cred. Financiamento Investimento	427	385	42	17
Other	157	185	42	26
Total	**11,060**	**11,532**	**871**	**(3,407)**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 86

Note 20 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Partner Plan	(17)	(45)	(52)	(97)
Share-based plan	(89)	(108)	(192)	(200)
Total	**(106)**	**(153)**	**(244)**	**(297)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 06/30/2021	01/01 to 06/30/2020
	Quantity	Quantity
Opening balance	**36,291,760**	**39,305,211**
New	8,094,693	10,473,405
Delivered	(11,652,700)	(11,408,109)
Cancelled	(2,007,210)	(809,645)
Closing balance	**30,726,543**	**37,560,862**
Weighted average of remaining contractual life (years)	2.31	2.20
Market value weighted average (R$)	**20.27**	**23.37**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 87

II - Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 06/30/2021 Quantity Opening balance 27,407,231 New 14,371,723 Delivered (10,814,168) Cancelled (1,269,818) Closing balance 29,694,968 Market value weighted average (R$) 28.60 1/01 to 06/30/2020 Quantity 20,220,934 13,463,678 (10,574,321) (185,621) 22,924,670 33.52 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 88

Note 21 - Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Compulsory deposits in the Central Bank of Brazil	645	577	1,066	1,400
Interbank deposits	119	152	403	638
Securities purchased under agreements to resell	1,689	3,209	3,771	6,866
Financial assets at fair value through other comprehensive income	1,624	4,789	6,748	10,256
Financial assets at amortized cost	1,031	863	2,155	1,565
Loan operations	17,074	18,952	37,928	43,472
Other financial assets	-	130	85	(216)
Total	**22,182**	**28,672**	**52,156**	**63,981**

b) Interest and similar expense

	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Deposits	(4,346)	(4,204)	(7,238)	(9,545)
Securities sold under repurchase agreements	(1,777)	(4,385)	(2,756)	(7,060)
Interbank market funds	3,107	(5,501)	(6,380)	(29,731)
Institutional market funds	(2,046)	(1,961)	(4,354)	(4,235)
Financial expense from technical provisions for insurance and private pension	(3,867)	(5,244)	(3,535)	(437)
Other	(8)	(48)	(8)	(79)
Total	**(8,937)**	**(21,343)**	**(24,271)**	**(51,087)**

c) Income of financial assets and liabilities at fair value through profit or loss

	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Securities	5,749	9,696	4,123	3,771
Derivatives (*)	(5,330)	(2,026)	2,071	(4,738)
Financial assets designated at fair value through profit or loss	384	100	(31)	(383)
Other financial assets at fair value through profit or loss	(81)	-	(62)	-
Financial liabilities at fair value through profit or loss	102	-	72	-
Financial liabilities designated at fair value	(18)	2	(3)	54
Total	**806**	**7,772**	**6,170**	**(1,296)**

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 06/30/2021, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 987 of Expected Losses (R$ (663) at 06/30/2020) with reversal of R$ 5 for Financial Assets – Fair Value through Other Comprehensive Income (R$ (29) at 06/30/2020) and reversal of R$ 982 for Financial Assets – Amortized Cost (R$ (634) at 06/30/2020).

Note 22 - Commissions and Banking Fees

	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Credit and debit cards	3,729	2,973	7,238	6,667
Current account services	1,887	1,943	3,802	3,996
Asset management	**1,674**	**1,645**	**3,411**	**3,499**
Funds	1,528	1,503	3,078	3,191
Consortia	146	142	333	308
Credit operations and financial guarantees provided	**620**	**525**	**1,207**	**1,130**
Credit operations	331	185	624	448
Financial guarantees provided	289	340	583	682
Collection services	502	437	989	911
Advisory services and brokerage	728	476	1,524	1,249
Custody services	146	135	297	272
Other	976	510	1,597	1,002
Total	**10,262**	**8,644**	**20,065**	**18,726**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 89

Note 23 - General and administrative expenses

	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Personnel expenses	**(6,685)**	**(6,057)**	**(14,242)**	**(12,026)**
Compensation	(2,527)	(2,472)	(5,049)	(4,836)
Employees' profit sharing	(1,323)	(978)	(2,549)	(1,962)
Welfare benefits	(1,083)	(1,024)	(2,148)	(2,003)
Provision for labor claims and dismissals	(854)	(698)	(2,706)	(1,457)
Payroll charges	(865)	(805)	(1,698)	(1,584)
Share-based payment (Note 20)	(17)	(45)	(52)	(97)
Training	(18)	(17)	(33)	(42)
Other	2	(18)	(7)	(45)
Administrative expenses	**(3,669)**	**(4,821)**	**(7,416)**	**(8,482)**
Third party services, Financial services expenses, Security and Transportation	(1,719)	(1,693)	(3,485)	(3,323)
Data processing and telecommunications	(949)	(956)	(1,911)	(1,877)
Installations	(420)	(507)	(789)	(949)
Advertising, promotions and publicity	(183)	(227)	(435)	(488)
Materials	(103)	(120)	(192)	(188)
Travel expenses	(8)	(13)	(17)	(65)
Other (1)	(287)	(1,305)	(587)	(1,592)
Depreciation and Amortization	**(1,261)**	**(1,237)**	**(2,568)**	**(2,448)**
Other expenses	**(2,818)**	**(8,170)**	**(6,662)**	**(10,235)**
Selling - credit cards	(1,147)	(840)	(2,312)	(2,186)
Claims losses	(255)	(198)	(468)	(410)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(24)	(112)	(102)	(236)
Provision for lawsuits civil (Note 29)	(251)	(202)	(493)	(422)
Provision for tax and social security lawsuits	86	(69)	16	424
Refund of interbank costs	(86)	(64)	(163)	(128)
Impairment (2)	(428)	(5,906)	(428)	(5,906)
Other	(713)	(779)	(2,712)	(1,371)
Total	**(14,433)**	**(20,285)**	**(30,888)**	**(33,191)**

(1) At 06/30/2020 comprises R$ (1,047) related to donations for the initiative "Todos pela Saúde" (All for Health) (Note 33a).

(2) The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (1,452).

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Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income 20.00% Expenses for taxes and contributions Breakdown of income tax and social contribution calculation on net income: Due on operations for the period 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Income / (loss) before income tax and social contribution 13,985 (4,235) 22,523 (13,522) Charges (income tax and social contribution) at the rates in effect (6,293) 1,906 (10,135) 6,085 Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 292 120 357 188 Foreign exchange variation on investments abroad (1,035) 1,027 (436) 7,483 Interest on capital 461 683 1,126 1,409 Other nondeductible expenses net of non taxable income (*) 5,614 (6,296) 4,789 (21,773) Income tax and social contribution expenses (961) (2,560) (4,299) (6,608) Related to temporary differences Increase / (reversal) for the period (4,285) 4,892 (3,265) 21,905 (Expenses) / Income from deferred taxes (4,285) 4,892 (3,265) 21,905 Total income tax and social contribution expenses (5,246) 2,332 (7,564) 15,297 (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 91

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2020	Realization / Reversal	Increase	06/30/2021
Reflected in income	**60,248**	**(16,829)**	**13,476**	**56,895**
Provision for expected loss	27,933	(2,279)	2,976	28,630
Related to tax losses and social contribution loss carryforwards	5,528	(1,061)	200	4,667
Provision for profit sharing	1,903	(1,903)	1,495	1,495
Provision for devaluation of securities with permanent impairment	1,570	(641)	202	1,131
Provisions	5,845	(783)	1,253	6,315
Civil lawsuits	1,331	(245)	242	1,328
Labor claims	3,056	(490)	953	3,519
Tax and social security lawsuits	1,458	(48)	58	1,468
Legal obligations	774	(32)	64	806
Adjustments of operations carried out on the futures settlement market	52	(52)	25	25
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	8,315	(8,315)	4,517	4,517
Provision relating to health insurance operations	356	-	3	359
Other	7,972	(1,763)	2,741	8,950
Reflected in stockholders' equity	**1,375**	**(489)**	**287**	**1,173**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	60	-	287	347
Cash flow hedge	758	(489)	-	269
Other	557	-	-	557
Total [1] [2]	**61,623**	**(17,318)**	**13,763**	**58,068**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,635 and R$ 270, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2019	Realization / Reversal	Increase	12/31/2020
Reflected in income	**43,380**	**(12,631)**	**29,499**	**60,248**
Provision for expected loss	22,860	(3,885)	8,958	27,933
Related to tax losses and social contribution loss carryforwards	2,585	(540)	3,483	5,528
Provision for profit sharing	2,162	(2,162)	1,903	1,903
Provision for devaluation of securities with permanent impairment	1,530	(877)	917	1,570
Provisions	6,208	(2,064)	1,701	5,845
Civil lawsuits	1,413	(547)	465	1,331
Labor claims	3,251	(1,338)	1,143	3,056
Tax and social security lawsuits	1,544	(179)	93	1,458
Legal obligations	723	(7)	58	774
Adjustments of operations carried out in futures settlement market	84	(84)	52	52
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	738	(738)	8,315	8,315
Provision relating to health insurance operations	348	-	8	356
Other	6,142	(2,274)	4,104	7,972
Reflected in stockholders' equity	**2,354**	**(1,191)**	**212**	**1,375**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	766	(762)	56	60
Cash flow hedge	1,187	(429)	-	758
Other	401	-	156	557
Total [1] [2]	**45,734**	**(13,822)**	**29,711**	**61,623**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.

(2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614.

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II - The deferred tax liabilities and its changes are represented by:

	12/31/2020	Realization / reversal	Increase	06/30/2021
Reflected in income	**4,853**	**(810)**	**581**	**4,624**
Depreciation in excess finance lease	145	(3)	-	142
Adjustment of deposits in guarantee and provisions	1,404	(1)	16	1,419
Post-employment benefits	180	(23)	5	162
Adjustments of operations carried out on the futures settlement market	452	(452)	370	370
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	136	(136)	90	90
Taxation of results abroad – capital gains	644	(5)	20	659
Other	1,892	(190)	80	1,782
Reflected in stockholders' equity	**608**	**(580)**	**51**	**79**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	601	(577)	51	75
Cash flow hedge	4	(3)	-	1
Post-employment benefits	3	-	-	3
Total (*)	**5,461**	**(1,390)**	**632**	**4,703**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,635 and R$ 270, respectively.

	12/31/2019	Realization / reversal	Increase	12/31/2020
Reflected in income	**6,610**	**(2,951)**	**1,194**	**4,853**
Depreciation in excess finance lease	202	(57)	-	145
Adjustment of deposits in guarantee and provisions	1,531	(133)	6	1,404
Post-employment benefits	282	(111)	9	180
Adjustments of operations carried out on the futures settlement market	1,330	(1,330)	452	452
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,149	(1,149)	136	136
Taxation of results abroad – capital gains	581	-	63	644
Other	1,535	(171)	528	1,892
Reflected in stockholders' equity	**1,268**	**(859)**	**199**	**608**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	1,228	(826)	199	601
Cash flow hedge	30	(26)	-	4
Post-employment benefits	10	(7)	-	3
Total (*)	**7,878**	**(3,810)**	**1,393**	**5,461**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2021	12,119	22.6%	401	8.6%	12,520	21.5%	(180)	3.8%	12,340	23.2%
2022	14,144	26.5%	707	15.1%	14,851	25.6%	(369)	7.8%	14,482	27.1%
2023	11,893	22.3%	622	13.3%	12,515	21.6%	(69)	1.5%	12,446	23.3%
2024	4,222	7.9%	658	14.1%	4,880	8.4%	(59)	1.3%	4,821	9.0%
2025	2,439	4.6%	642	13.8%	3,081	5.3%	(203)	4.3%	2,878	5.4%
After 2025	8,584	16.1%	1,637	35.1%	10,221	17.6%	(3,823)	81.3%	6,398	12.0%
Total	**53,401**	**100.0%**	**4,667**	**100.0%**	**58,068**	**100.0%**	**(4,703)**	**100.0%**	**53,365**	**100.0%**
Present value (*)	**49,868**		**4,201**		**54,069**		**(3,904)**		**50,165**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 06/30/2021, deferred tax assets not accounted for correspond to R$ 1,675 and result from Management's evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020).

V - Due to the conversion of Provisional Measure (MP) No. 1,034 into Law 14,183/21, the balance of deferred tax assets includes the effect of R$ 1,275 caused by the increase in the rate of the Social Contribution on Net Income (from 20% to 25% for banks and from 15% to 20% for insurance and capitalization companies and other financial institutions) on the assets that will be realized during the effectiveness of the new rate (period from July 1 to December 31, 2021).

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c) Tax liabilities

	06/30/2021	12/31/2020
Taxes and contributions on income payable	2,834	2,878
Deferred tax liabilities (Note 24b II)	270	421
Other	2,014	2,411
Total	**5,118**	**5,710**
Current	**4,429**	**4,819**
Non-current	**689**	**891**

Note 25 – Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Net income attributable to owners of the parent company	**8,404**	**1,723**	**14,088**	**5,182**
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:				
Common	4,152	766	7,038	2,524
Preferred	4,037	742	6,835	2,443
Total net income available to equity owners:				
Common	4,261	875	7,147	2,633
Preferred	4,143	848	6,941	2,549
Weighted average number of outstanding shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,821,520,888	4,804,100,019	4,815,885,208	4,798,481,927
Basic earnings per share – R$				
Common	0.86	0.18	1.44	0.53
Preferred	0.86	0.18	1.44	0.53

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Net income available to preferred equity owners	**4,143**	**848**	**6,941**	**2,549**
Dividends on preferred shares after dilution effects	20	4	24	8
Net income available to preferred equity owners considering preferred shares after the dilution effect	**4,163**	**852**	**6,965**	**2,557**
Net income available to ordinary equity owners	**4,261**	**875**	**7,147**	**2,633**
Dividend on preferred shares after dilution effects	(20)	(4)	(24)	(8)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**4,241**	**871**	**7,123**	**2,625**
Adjusted weighted average of shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	**4,867,834,780**	**4,849,827,866**	**4,849,089,944**	**4,826,762,713**
Preferred	4,821,520,888	4,804,100,019	4,815,885,208	4,798,481,927
Incremental as per share-based payment plans	46,313,892	45,727,847	33,204,736	28,280,786
Diluted earnings per share – R$				
Common	0.86	0.18	1.44	0.53
Preferred	0.86	0.18	1.44	0.53

There was no potentially antidilutive effect of the shares in share-based payment plans, excluded from the calculation of diluted earnings per share (395 preferred shares at 06/30/2020).

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Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;
- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and
- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

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a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	06/30/2021	06/30/2020
Discount rate [(1)]	7.64% p.a.	7.64% p.a.
Mortality table [(2)]	AT-2000	AT-2000
Turnover [(3)]	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12% p.a.	4.00% to 7.12% p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", by applying a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

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c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Fixed income securities	**21,026**	**21,172**	**89.6%**	**91.2%**
Quoted in an active market	20,541	20,804	87.5%	89.6%
Non quoted in an active market	485	368	2.1%	1.6%
Variable income securities	**1,768**	**1,387**	**7.6%**	**5.9%**
Quoted in an active market	1,756	1,378	7.5%	5.9%
Non quoted in an active market	12	9	0.1%	0.0%
Structured investments	**122**	**82**	**0.5%**	**0.4%**
Quoted in an active market	-	-	0.0%	0.0%
Non quoted in an active market	122	82	0.5%	0.4%
Real estate	**468**	**506**	**2.0%**	**2.2%**
Loans to participants	**77**	**78**	**0.3%**	**0.3%**
Total	**23,461**	**23,225**	**100.00%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to group companies, with a fair value of R$ 388 (R$ 410 at 12/31/2020).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

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e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	06/30/2021								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amounts recognized in income (1+2+3+4)	**857**	**(786)**	**(137)**	**(66)**	**25**	**(36)**	**(11)**	**(34)**	**(111)**
1 - Cost of current service	-	(26)	-	(26)	-	-	-	-	(26)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest (1)	857	(760)	(137)	(40)	54	(36)	18	(34)	(56)
4 - Other expenses (2)	-	-	-	-	(29)	-	(29)	-	(29)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**(10)**	**35**	**2**	**27**	**-**	**-**	**-**	**-**	**27**
5 - Effects on asset ceiling	-	-	2	2	-	-	-	-	2
6 - Remeasurements	-	-	-	-	-	-	-	-	-
7 - Exchange variation	(10)	35	-	25	-	-	-	-	25
Other (8+9)	**(611)**	**653**	**-**	**42**	**-**	**-**	-	**64**	**106**
8 - Benefits paid	(653)	653	-	-	-	-	-	64	64
9 - Contributions and investments from sponsor	42	-	-	42	-	-	-	-	42
Amounts at end of the period	**23,461**	**(20,760)**	**(3,777)**	**(1,076)**	**1,479**	**(987)**	**492**	**(892)**	**(1,476)**
Amount recognized in Assets (Note 18a)				84			492	-	576
Amount recognized in Liabilities (Note 18b)				(1,160)			-	(892)	(2,052)

	12/31/2020								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amounts recognized in income (1+2+3+4)	**1,731**	**(1,578)**	**(287)**	**(134)**	**20**	**(65)**	**(45)**	**(76)**	**(255)**
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest (1)	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses (2)	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**(75)**	**(669)**	**406**	**(338)**	**(41)**	**(37)**	**(78)**	**6**	**(410)**
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan (3)	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	**(1,163)**	**1,244**	**-**	**81**	**-**	**-**	-	**115**	**196**
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts at end of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amount recognized in Assets (Note 18a)				82			503	-	585
Amount recognized in Liabilities (Note 18b)				(1,161)			-	(922)	(2,083)

(1) Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (on 01/01/2020 the rate used was 7.64% p.a.).

(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 98

f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2021	01/01 to 06/30/2021	01/01 to 06/30/2020
Retirement plan - FIU	47	19	20
Retiremente plan - FUNBEP	3	5	3
Total	**50**	**24**	**23**

g) Maturity profile of defined benefit liabilities

	Duration (*)	2021	2022	2023	2024	2025	2026 to 2030
Pension plan - FIU	11.65	882	915	949	985	1,021	5,595
Pension plan - FUNBEP	10.51	457	472	488	503	517	2,757
Other post-employment benefits	9.51	124	125	136	131	35	198
Total		**1,463**	**1,512**	**1,573**	**1,619**	**1,573**	**8,550**

(*) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)
Discount rate						
Increase by 0.5%	(1,019)	-	346	(39)	-	39
Decrease by 0.5%	1,116	-	(533)	44	-	(44)
Mortality table						
Increase by 5%	(281)	-	94	(14)	-	14
Decrease by 5%	295	-	(99)	15	-	(15)
Medical inflation						
Increase by 1%	-	-	-	101	-	(101)
Decrease by 1%	-	-	-	(81)	-	81

(*) Net of effects of asset ceiling

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Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance—SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income; VGBL—Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income; and FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: Provision for unearned premiums (PPNG)—this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; Mathematical provisions for benefits to be granted (PMBAC)—recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 100

- **Mathematical provisions for benefits granted (PMBC) -** recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred;

- **Provision for financial surplus (PEF) -** it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations;

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Group Accident Insurance	32.0	34.3	14.3	9.5
Individual Accident Insurance	19.0	18.7	31.8	24.7
Credit Life Insurance	23.2	24.6	30.8	21.1
Random Events	23.2	23.7	34.1	33.3
Multiple Peril	43.2	45.4	27.3	65.2
Mortagage Insurance in Market Policies – Credit Life Insurance	20.2	19.9	33.5	16.6
Group Life	23.8	24.2	63.0	38.1

b) Revenues from insurance premiums and private pension

Main lines	Premiums and contributions			
	04/01 to 06/30/2021	04/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Group Accident Insurance	189	173	399	385
Individual Accident Insurance	51	54	94	104
Disability Savings Pension	62	65	122	131
PGBL	460	425	907	896
Credit Life Insurance	236	69	426	254
Random Events	45	45	94	101
Multiple Peril	130	80	252	161
Mortagage Insurance in Market Policies – Credit Life Insurance	109	85	200	163
Traditional	30	26	57	53
VGBL	1,835	1,629	3,615	4,255
Group Life	278	216	553	439
Other lines	174	152	346	308
Total	**3,599**	**3,019**	**7,065**	**7,250**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 101

c) Technical provisions balances

	06/30/2021			12/31/2020		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	2,480	11	2,491	2,298	12	2,310
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	20	213,079	213,099	17	215,216	215,233
Redemptions and Other Unsettled Amounts (PVR)	18	440	458	16	332	348
Financial surplus (PEF)	2	650	652	2	655	657
Unsettled claims (PSL)	578	70	648	515	68	583
Claims / events incurred but not reported (IBNR)	321	24	345	294	22	316
Related Expenses (PDR)	29	93	122	29	88	117
Other provisions	131	1,539	1,670	132	1,304	1,436
Total	**3,579**	**215,906**	**219,485**	**3,303**	**217,697**	**221,000**
Current	**2,789**	**640**	**3,429**	**2,537**	**526**	**3,063**
Non-current	**790**	**215,266**	**216,056**	**766**	**217,171**	**217,937**

d) Change in technical provisions

	06/30/2021			12/31/2020		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	**3,303**	**217,697**	**221,000**	**3,688**	**214,646**	**218,334**
(+) Additions arising from premiums / contributions	2,354	4,607	6,961	4,176	10,389	14,565
(-) Deferral due to elapsed risk	(2,176)	-	(2,176)	(4,221)	-	(4,221)
(-) Payment of claims / benefits	(772)	(170)	(942)	(1,263)	(364)	(1,627)
(+) Reported claims	812	-	812	1,322	-	1,322
(-) Redemptions	-	(8,380)	(8,380)	-	(15,431)	(15,431)
(+/-) Net Portability	-	(1,468)	(1,468)	-	563	563
(+) Adjustment of reserves and financial surplus	11	3,359	3,370	12	7,837	7,849
(+/-) Other (increase / reversal)	43	261	304	(190)	57	(133)
(+/-) Corporate Reorganization	4	-	4	(221)	-	(221)
Closing balance	**3,579**	**215,906**	**219,485**	**3,303**	**217,697**	**221,000**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 102

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	06/30/2021	12/31/2020
Opening Balance - 01/01	**496**	**495**
Increase	603	1,089
Amortization	(557)	(1,088)
Closing Balance	**542**	**496**
Balance to be amortized in up to 12 months	407	380
Balance to be amortized after 12 months	135	116

VI - Table of Claims Development

Provision for unsettled claims (PSL)	**648**
(-) IBNER	218
(-) Reinsurance	21
(-) Retrocession and other estimates	(5)
Liability claims presented in the claims development table (a + b)	**414**

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims - net of reinsurance

Occurrence date	06/30/2017	06/30/2018	06/30/2019	06/30/2020	06/30/2021	Total
At the end of reporting period	872	866	1,046	1,181	1,426	
After 1 year	937	993	1,049	1,187		
After 2 years	984	999	1,051			
After 3 years	985	996				
After 4 years	979					
Current estimate	979	996	1,051	1,187	1,426	
Accumulated payments through base date	965	985	1,037	1,174	1,266	5,427
Liabilities recognized in the balance sheet	14	11	14	13	160	212
Liabilities in relation to prior periods						40
Total administratives claims						**252**

b) Judicial claims - net of reinsurance

Occurrence date	06/30/2017	06/30/2018	06/30/2019	06/30/2020	06/30/2021	Total
At the end of reporting period	24	14	21	14	16	
After 1 year	30	34	35	28		
After 2 years	55	42	46			
After 3 years	61	53				
After 4 years	68					
Current estimate	68	53	46	28	16	
Accumulated payments through base date	58	41	35	16	5	155
Liabilities recognized in the balance sheet	10	12	11	12	11	56
Liabilities in relation to prior periods						106
Total judicial claims						**162**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 103

VII—Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2020 and 2021. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 104

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		06/30/2021		12/31/2020	
		Book value	Fair value (*)	Book value	Fair value
Cash	(a)	39,837	39,837	46,224	46,224
Financial assets		**1,809,295**	**1,813,713**	**1,851,322**	**1,861,146**
At Amortized Cost		**1,236,872**	**1,241,290**	**1,275,799**	**1,285,623**
Central Bank compulsory deposits	(a)	98,217	98,217	90,059	90,059
Interbank deposits	(b)	56,434	56,644	55,685	55,883
Securities purchased under agreements to resell	(a)	163,414	163,414	239,943	239,943
Securities	(c)	140,730	141,003	129,804	131,159
Loan and Financial Lease	(d)	728,348	732,283	714,104	722,375
Other financial assets	(e)	91,124	91,124	93,255	93,255
(-) Provision for Expected Loss		(41,395)	(41,395)	(47,051)	(47,051)
At Fair Value Through Other Comprehensive Income		**108,817**	**108,817**	**109,942**	**109,942**
Securities	(c)	108,817	108,817	109,942	109,942
At Fair Value Through Profit or Loss		**463,606**	**463,606**	**465,581**	**465,581**
Securities	(c)	391,356	391,356	389,071	389,071
Derivatives	(c)	72,093	72,093	76,504	76,504
Other financial assets		157	157	6	6
Financial liabilities		**1,505,887**	**1,507,358**	**1,579,686**	**1,581,953**
At Amortized Cost		**1,435,631**	**1,437,102**	**1,495,641**	**1,497,908**
Deposits	(b)	793,501	793,475	809,010	808,965
Securities sold under repurchase agreements	(a)	235,211	235,211	273,364	273,364
Interbank market funds	(b)	153,382	153,437	156,035	156,106
Institutional market funds	(b)	128,696	130,138	138,308	140,549
Other financial liabilities	(e)	124,841	124,841	118,924	118,924
At Fair Value Through Profit or Loss		**65,916**	**65,916**	**79,653**	**79,653**
Derivatives	(c)	65,665	65,665	79,505	79,505
Structured notes		120	120	143	143
Other financial liabilities		131	131	5	5
Provision for Expected Loss		**4,340**	**4,340**	**4,392**	**4,392**
Loan Commitments		3,488	3,488	3,485	3,485
Financial Guarantees		852	852	907	907

(*) In the period, the result of Derivatives, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 125,335 (R$ 110,410 at 12/31/2020) with an estimated fair value of R$ 261 (R$ 520 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 105

The methods and assumptions used to estimate the fair value are defined below: Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 106

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and corporate securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 107

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

	06/30/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	**297,736**	**86,889**	**2,926**	**387,551**	**312,572**	**70,791**	**1,968**	**385,331**
Investment funds	377	15,663	-	16,040	576	13,628	-	14,204
Brazilian government securities	253,016	6,126	-	259,142	279,180	6,705	-	285,885
Government securities – other countries	**5,408**	**-**	**-**	**5,408**	**8,210**	**-**	**-**	**8,210**
Argentina	1,613	-	-	1,613	1,498	-	-	1,498
Chile	377	-	-	377	840	-	-	840
Colombia	1,102	-	-	1,102	3,603	-	-	3,603
United States	2,122	-	-	2,122	2,085	-	-	2,085
Italy	120	-	-	120	130	-	-	130
Mexico	21	-	-	21	5	-	-	5
Paraguay	4	-	-	4	3	-	-	3
Peru	7	-	-	7	5	-	-	5
Uruguay	42	-	-	42	41	-	-	41
Corporate securities	**38,935**	**65,100**	**2,926**	**106,961**	**24,606**	**50,458**	**1,968**	**77,032**
Shares	21,687	5,701	-	27,388	14,176	4,871	-	19,047
Rural product note	-	5,472	90	5,562	-	2,285	64	2,349
Bank deposit certificates	-	112	-	112	-	729	-	729
Real estate receivables certificates	-	-	978	978	-	-	548	548
Debentures	13,547	40,403	1,855	55,805	7,962	20,625	1,350	29,937
Eurobonds and others	3,690	-	3	3,693	2,383	-	-	2,383
Financial bills	-	8,675	-	8,675	-	15,777	6	15,783
Promissory notes	-	3,839	-	3,839	-	5,616	-	5,616
Other	11	898	-	909	85	555	-	640
Other Financial Assets	-	157	-	157	-	6	-	6
Financial assets at fair value through other comprehensive income	**107,661**	**1,156**	**-**	**108,817**	**108,018**	**1,924**	**-**	**109,942**
Brazilian government securities	70,751	1,126	-	71,877	66,701	1,248	-	67,949
Government securities – other countries	**32,264**	**-**	**-**	**32,264**	**34,402**	**-**	**-**	**34,402**
Argentina	51	-	-	51	-	-	-	-
Chile	21,480	-	-	21,480	21,651	-	-	21,651
Colombia	3,314	-	-	3,314	3,986	-	-	3,986
United States	3,704	-	-	3,704	3,750	-	-	3,750
Mexico	1,087	-	-	1,087	1,181	-	-	1,181
Paraguay	2,247	-	-	2,247	2,947	-	-	2,947
Uruguay	381	-	-	381	887	-	-	887
Corporate securities	**4,646**	**30**	**-**	**4,676**	**6,915**	**676**	**-**	**7,591**
Shares	1,004	-	-	1,004	1,382	-	-	1,382
Bank deposit certificates	61	4	-	65	109	198	-	307
Debentures	188	18	-	206	419	470	-	889
Eurobonds and others	3,393	8	-	3,401	5,005	8	-	5,013
Financial assets designated at fair value through profit or loss	**3,805**	**-**	**-**	**3,805**	**3,740**	**-**	**-**	**3,740**
Brazilian external debt bonds	3,805	-	-	3,805	3,740	-	-	3,740
Financial liabilities at fair value through profit or loss	**-**	**131**	**-**	**131**	**-**	**5**	**-**	**5**
Other financial liabilities	-	131	-	131	-	5	-	5
Financial liabilities designated at fair value through profit or loss	**-**	**120**	**-**	**120**	**-**	**143**	**-**	**143**
Structured notes	-	120	-	120	-	143	-	143

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	06/30/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**3**	**71,978**	**112**	**72,093**	**23**	**76,376**	**105**	**76,504**
Swap Contracts – adjustment receivable	-	33,432	91	33,523	-	45,926	93	46,019
Option Contracts	-	19,093	21	19,114	4	20,402	12	20,418
Forward Contracts	-	11,802	-	11,802	-	2,085	-	2,085
Credit derivatives	-	486	-	486	-	156	-	156
NDF - Non Deliverable Forward	-	6,880	-	6,880	-	7,596	-	7,596
Other derivative financial instruments	3	285	-	288	19	211	-	230
Liabilities	**(9)**	**(65,574)**	**(82)**	**(65,665)**	**(22)**	**(79,373)**	**(110)**	**(79,505)**
Swap Contracts – adjustment payable	-	(31,382)	(80)	(31,462)	-	(51,680)	(109)	(51,789)
Option Contracts	-	(20,538)	(2)	(20,540)	(13)	(20,248)	(1)	(20,262)
Forward Contracts	-	(8,754)	-	(8,754)	-	(905)	-	(905)
Credit derivatives	-	(125)	-	(125)	-	(76)	-	(76)
NDF - Non Deliverable Forward	-	(4,751)	-	(4,751)	-	(6,426)	-	(6,426)
Other derivative financial instruments	(9)	(24)	-	(33)	(9)	(38)	-	(47)

There were no significant transfer between Level 1 and Level 2 during the periods of 06/30/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 108

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. Financial Bills: In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. Government and Corporate Securities: The pricing process for these securities consists of capturing from 2 to 8 quotas from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 109

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2021	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,968**	**53**	**-**	**1,002**	**(134)**	**37**	**2,926**	**(647)**
Corporate securities	**1,968**	**53**	**-**	**1,002**	**(134)**	**37**	**2,926**	**(647)**
Real estate receivables certificates	548	(61)	-	547	(56)	-	978	(25)
Debentures	1,350	114	-	416	(74)	49	1,855	(620)
Rural Product Note	64	5	-	27	-	(6)	90	-
Eurobonds and other	-	(5)	-	12	(4)	-	3	(2)
Financial bills	6	-	-	-	-	(6)	-	-

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2021	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**105**	**(11)**	**-**	**197**	**(173)**	**(6)**	**112**	**63**
Swap Contracts – adjustment receivable	93	(10)	-	24	(10)	(6)	91	89
Option Contracts	12	(1)	-	173	(163)	-	21	(26)
Derivatives - liabilities	**(110)**	**107**	**-**	**(154)**	**68**	**7**	**(82)**	**(41)**
Swap Contracts – adjustment payable	(109)	28	-	(6)	-	7	(80)	(50)
Option Contracts	(1)	79	-	(148)	68	-	(2)	9

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,719**	**(1,160)**	**-**	**1,619**	**(779)**	**569**	**1,968**	**(700)**
Corporate securities	**1,719**	**(1,160)**	**-**	**1,619**	**(779)**	**569**	**1,968**	**(700)**
Real estate receivables certificates	1,444	(726)	-	263	(433)	-	548	(14)
Debentures	225	(369)	-	1,050	(272)	716	1,350	(635)
Rural Product Note	-	(55)	-	227	(19)	(89)	64	(51)
Eurobonds and other	7	(6)	-	69	(12)	(58)	-	-
Financial bills	13	(2)	-	-	(5)	-	6	-
Other	30	(2)	-	10	(38)	-	-	-
Financial assets designated at fair value through other comprehensive income	**34**	**5**	**-**	**298**	**(221)**	**(116)**	**-**	**-**
Corporate securities	**34**	**5**	**-**	**298**	**(221)**	**(116)**	**-**	**-**
Real estate receivables certificates	26	-	-	-	(26)	-	-	-
Debentures	-	(2)	6	50	(54)	-	-	-
Eurobonds and other	8	7	(6)	248	(141)	(116)	-	-

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - Assets	**103**	**89**	**-**	**193**	**(234)**	**(46)**	**105**	**51**
Swap Contracts – adjustment receivable	32	107	-	10	(11)	(45)	93	91
Option Contracts	71	(18)	-	183	(223)	(1)	12	(40)
Derivatives - Liabilities	**(85)**	**(93)**	**-**	**(130)**	**177**	**21**	**(110)**	**(90)**
Swap Contracts – adjustment payable	(46)	(74)	-	(12)	1	22	(109)	(90)
Option Contracts	(39)	(19)	-	(118)	176	(1)	(1)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 110

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		06/30/2021		12/31/2020	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(1.6)	-	(0.8)	-
	II	(38.8)	-	(19.8)	-
	III	(76.6)	-	(38.2)	-
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(20.7)	-	(8.3)	-
	II	(33.2)	-	(11.6)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) **Contingent Assets:** There are no contingent assets recorded.

b) **Provisions and contingencies:** The criteria to quantify provisions and contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.

   Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision.

I- Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 111

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. II- Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 112

Below are the changes in civil, labor and other risks provisions:

	06/30/2021			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**3,511**	**8,015**	**1,483**	**13,009**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(950)	-	(1,166)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**
Adjustment / Interest (Note 23)	105	243	-	348
Changes in the period reflected in income (Note 23)	**388**	**1,840**	**54**	**2,282**
Increase	547	1,934	54	2,535
Reversal	(159)	(94)	-	(253)
Payment	(595)	(1,160)	-	(1,755)
Subtotal	**3,193**	**7,988**	**1,537**	**12,718**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	223	959	-	1,182
Closing balance	**3,416**	**8,947**	**1,537**	**13,900**
Current	**1,122**	**3,238**	**1,537**	**5,897**
Non-current	**2,294**	**5,709**	**-**	**8,003**

	12/31/2020			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**3,634**	**8,579**	**976**	**13,189**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(980)	-	(1,196)
Subtotal	**3,418**	**7,599**	**976**	**11,993**
Adjustment / Interest (Note 23)	191	482	-	673
Changes in the period reflected in income (Note 23)	**889**	**2,110**	**547**	**3,546**
Increase	1,179	2,296	550	4,025
Reversal	(290)	(186)	(3)	(479)
Payment	(1,203)	(3,126)	(40)	(4,369)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	950	-	1,166
Closing balance	**3,511**	**8,015**	**1,483**	**13,009**
Current	**1,254**	**3,125**	**1,483**	**5,862**
Non-current	**2,257**	**4,890**	**-**	**7,147**

IV- Tax proceedings and legal obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	06/30/2021	12/31/2020
Opening balance - 01/01	**6,810**	**8,266**
(-) Provisions guaranteed by indemnity clause (Note 2.4 n)	(71)	(68)
Subtotal	**6,739**	**8,198**
Adjustment / Interest (*)	86	220
Changes in the period reflected in income	**46**	**56**
Increase (*)	102	142
Reversal (*)	(56)	(86)
Payment	(255)	(1,735)
Subtotal	**6,616**	**6,739**
(+) Provisions guaranteed by indemnity clause (Note 2.4 n)	71	71
Closing balance	**6,687**	**6,810**
Current	**126**	**65**
Non-current	**6,561**	**6,745**

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 113

The main discussions related to Tax Lawsuits and Legal Obligations are described below: INSS – Non-compensatory Amounts – R$ 1,796: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,007; PIS and COFINS – Calculation Basis – R$ 634: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 621. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,770 (R$ 4,470 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 385 (R$ 389 at 12/31/2020). II—Tax proceedings The tax proceedings of possible loss totaled R$ 31,944 (R$ 31,330 at 12/31/2020), and the main cases are described below: INSS – Non-compensatory Amounts – R$ 6,428: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,827: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; ISS – Banking Activities – R$ 4,318: the levy and/or payment place of ISS for certain banking revenues are discussed; IRPJ and CSLL – Goodwill – Deduction – R$ 3,429: the deductibility of goodwill for future expected profitability on the acquisition of investments; IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed—R$ 1,520: cases in which the liquidity and the certainty of credits offset are discussed; PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 1,356: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; IRPJ and CSLL – Disallowance of Losses – R$ 1,198: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 662: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 114

d) Accounts Receivables – Reimbursement of Provisions

The receivables balance arising from reimbursements of contingencies totals R$ 945 (R$ 919 at 12/31/2020) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

	06/30/2021				12/31/2020
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 18a)	1,470	2,085	8,873	**12,428**	12,693
Investment fund quotas	499	249	85	**833**	987
Surety	69	65	3,921	**4,055**	4,012
Insurance bond	1,883	1,211	15,803	**18,897**	18,402
Guarantee by government securities	14	-	236	**250**	249
Total	**3,935**	**3,610**	**28,918**	**36,463**	**36,343**

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

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Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 116

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: Requirements for impairment testing of financial assets are based on the expected credit losses model; Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 117

b) Consolidated Statement of Managerial Result

	April 1 to June 30, 2021					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [(3)]
Banking product	**18,213**	**9,286**	**3,125**	**30,624**	**1,590**	**32,214**
Net interest [(1)]	10,344	5,681	2,767	18,792	1,261	20,053
Commissions and Banking Fees	6,115	3,530	341	9,986	276	10,262
Income from insurance and private pension operations before claim and selling expenses	1,754	75	17	1,846	(945)	901
Other revenues	-	-	-	-	998	998
Cost of Credit	**(3,969)**	**(723)**	**-**	**(4,692)**	**3,421**	**(1,271)**
Claims	**(494)**	**(3)**	**-**	**(497)**	**-**	**(497)**
Operating margin	**13,750**	**8,560**	**3,125**	**25,435**	**5,011**	**30,446**
Other operating income / (expenses)	**(9,784)**	**(4,334)**	**(327)**	**(14,445)**	**(2,016)**	**(16,461)**
Non-interest expenses [(2)]	(8,568)	(3,847)	(149)	(12,564)	(1,869)	(14,433)
Tax expenses for ISS, PIS and COFINS and other	(1,216)	(487)	(178)	(1,881)	(540)	(2,421)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	393	393
Income before income tax and social contribution	**3,966**	**4,226**	**2,798**	**10,990**	**2,995**	**13,985**
Income tax and social contribution	(1,423)	(1,421)	(1,131)	(3,975)	(1,271)	(5,246)
Non-controlling interest in subsidiaries	(108)	(276)	(88)	(472)	137	(335)
Net income	**2,435**	**2,529**	**1,579**	**6,543**	**1,861**	**8,404**
Total assets [(*)] - 06/30/2021	**1,224,486**	**959,741**	**143,641**	**2,065,744**	**(108,499)**	**1,957,245**
Total liabilities - 06/30/2021	**1,175,930**	**893,296**	**112,000**	**1,919,102**	**(116,271)**	**1,802,831**
[(*)] Includes:						
Investments in associates and joint ventures	2,043	-	4,474	6,517	(453)	6,064
Fixed assets, net	5,144	1,109	-	6,253	517	6,770
Goodwill and Intangible assets, net	4,930	9,495	-	14,425	3,086	17,511

(1) Includes interest and similar income and expenses of R$ 13,245, result of financial assets and liabilities at fair value through profit or loss of R$ 806 and foreign exchange results and exchange variations in foreign transactions of R$ 6,002.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,261).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

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	April 1 to June 30, 2020					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**17,690**	**7,790**	**2,530**	**28,010**	**(4,534)**	**23,476**
Interest margin [1]	10,603	5,123	2,049	17,775	(4,434)	13,341
Commissions and Banking Fees	5,448	2,551	397	8,396	248	8,644
Income from insurance and private pension operations before claim and selling expenses	1,639	116	84	1,839	(892)	947
Other revenues	-	-	-	-	544	544
Cost of Credit	**(5,018)**	**(2,757)**	**6**	**(7,769)**	**2,075**	**(5,694)**
Claims	**(320)**	**(1)**	**-**	**(321)**	**(1)**	**(322)**
Operating margin	**12,352**	**5,032**	**2,536**	**19,920**	**(2,460)**	**17,460**
Other operating income / (expenses)	**(9,576)**	**(3,999)**	**(177)**	**(13,752)**	**(7,943)**	**(21,695)**
Non-interest expenses [2]	(8,397)	(3,633)	(89)	(12,119)	(8,166)	(20,285)
Tax expenses for ISS, PIS and COFINS and Other	(1,179)	(366)	(88)	(1,633)	(91)	(1,724)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	314	314
Income before income tax and social contribution	**2,776**	**1,033**	**2,359**	**6,168**	**(10,403)**	**(4,235)**
Income tax and social contribution	(974)	(189)	(739)	(1,902)	4,234	2,332
Non-controlling interest in subsidiaries	(28)	(19)	(14)	(61)	3,687	3,626
Net income	**1,774**	**825**	**1,606**	**4,205**	**(2,482)**	**1,723**
Total assets [(*)] - 12/31/2020	**1,265,620**	**981,034**	**143,715**	**2,112,586**	**(93,335)**	**2,019,251**
Total liabilities - 12/31/2020	**1,218,977**	**915,253**	**108,432**	**1,964,880**	**(100,154)**	**1,864,726**
[(*)] Includes:						
Investments in associates and joint ventures	2,012	-	13,879	15,891	(321)	15,570
Fixed assets, net	4,587	806	-	5,393	1,544	6,937
Goodwill and Intangible assets, net	4,978	9,901	-	14,879	2,451	17,330

(1) Includes interest and similar income and expenses of R$ 7,329, result of financial assets and liabilities at fair value through profit or loss of R$ 7,772 and foreign exchange results and exchange variations in foreign transactions of R$ (1,760).

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,237).

(3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

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	01/01 to 06/30/2021					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**35,770**	**17,900**	**6,984**	**60,654**	**(167)**	**60,487**
Interest margin [1]	20,310	10,985	6,132	37,427	(274)	37,153
Revenues from banking services and bank charges	12,000	6,720	832	19,552	513	20,065
Income from insurance and private pension operations before claim and selling expenses	3,460	195	20	3,675	(1,679)	1,996
Other revenues	-	-	-	-	1,273	1,273
Cost of Credit	**(8,018)**	**(785)**	**-**	**(8,803)**	**5,871**	**(2,932)**
Claims	**(848)**	**(5)**	**-**	**(853)**	**-**	**(853)**
Operating margin	**26,904**	**17,110**	**6,984**	**50,998**	**5,704**	**56,702**
Other operating income / (expenses)	**(19,347)**	**(8,684)**	**(644)**	**(28,675)**	**(5,504)**	**(34,179)**
Non-interest expenses [2]	(16,951)	(7,774)	(290)	(25,015)	(5,873)	(30,888)
Tax expenses for ISS, PIS and COFINS and Other	(2,396)	(910)	(354)	(3,660)	(461)	(4,121)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	830	830
Income before income tax and social contribution	**7,557**	**8,426**	**6,340**	**22,323**	**200**	**22,523**
Income tax and social contribution	(2,702)	(3,042)	(2,620)	(8,364)	800	(7,564)
Non-controlling interest in subsidiaries	(210)	(402)	(406)	(1,018)	147	(871)
Net income	**4,645**	**4,982**	**3,314**	**12,941**	**1,147**	**14,088**
Total assets [*] - 06/30/2021	**1,224,486**	**959,741**	**143,641**	**2,065,744**	**(108,499)**	**1,957,245**
Total liabilities - 06/30/2021	**1,175,930**	**893,296**	**112,000**	**1,919,102**	**(116,271)**	**1,802,831**
[*] Includes:						
Investments in associates and joint ventures	2,043	-	4,474	6,517	(453)	6,064
Fixed assets, net	5,144	1,109	-	6,253	517	6,770
Goodwill and Intangible assets, net	4,930	9,495	-	14,425	3,086	17,511

(1) Includes interest and similar income and expenses of R$ 27,885, result of financial assets and liabilities at fair value through profit or loss of R$ 6,170 and foreign exchange results and exchange variations in foreign transactions of R$ 3,098.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,568).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

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120

	01/01 to 06/30/2020					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**37,396**	**15,381**	**4,439**	**57,216**	**(19,768)**	**37,448**
Interest margin [1]	22,235	9,611	3,734	35,580	(19,691)	15,889
Commissions and Banking Fees	11,750	5,597	563	17,910	816	18,726
Income from insurance and private pension operations before claim and selling expenses	3,411	173	142	3,726	(1,644)	2,082
Other revenues	-	-	-	-	751	751
Cost of Credit	**(11,937)**	**(5,925)**	**6**	**(17,856)**	**2,408**	**(15,448)**
Claims	**(647)**	**(4)**	**-**	**(651)**	**-**	**(651)**
Operating margin	**24,812**	**9,452**	**4,445**	**38,709**	**(17,360)**	**21,349**
Other operating income / (expenses)	**(19,676)**	**(7,612)**	**(215)**	**(27,503)**	**(7,368)**	**(34,871)**
Non-interest expenses [2]	(17,183)	(6,889)	(107)	(24,179)	(9,012)	(33,191)
Tax expenses for ISS, PIS and COFINS and Other	(2,493)	(723)	(108)	(3,324)	1,040	(2,284)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	604	604
Income before income tax and social contribution	**5,136**	**1,840**	**4,230**	**11,206**	**(24,728)**	**(13,522)**
Income tax and social contribution	(1,521)	(182)	(1,174)	(2,877)	18,174	15,297
Non-controlling interest in subsidiaries	(81)	(107)	(24)	(212)	3,619	3,407
Net income	**3,534**	**1,551**	**3,032**	**8,117**	**(2,935)**	**5,182**

Total assets (*) - 12/31/2020	**1,265,620**	**981,034**	**143,715**	**2,112,586**	**(93,335)**	**2,019,251**
Total liabilities - 12/31/2020	**1,218,977**	**915,253**	**108,432**	**1,964,880**	**(100,154)**	**1,864,726**
(*) Includes:						
Investments in associates and joint ventures	2,012	-	13,879	15,891	(321)	15,570
Fixed assets, net	4,587	806	-	5,393	1,544	6,937
Goodwill and Intangible assets, net	4,978	9,901	-	14,879	2,451	17,330

(1) Includes interest and similar income and expenses of R$ 12,894, result of financial assets and liabilities at fair value through profit or loss of R$ (1,296) and foreign exchange results and exchange variations in foreign transactions of R$ 4,291.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,448).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	06/30/2021			12/31/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	17,532	6,749	24,281	17,095	7,172	24,267

	04/01 to 06/30/2021			04/01 to 06/30/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	22,752	6,238	28,990	31,310	3,374	34,684
Income from insurance and private pension operations before claim and selling expenses	896	5	901	947	-	947
Commissions and Banking Fees	9,169	1,093	10,262	7,697	947	8,644

	01/01 to 06/30/2021			01/01 to 06/30/2020		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	44,606	16,818	61,424	53,941	13,035	66,976
Income from insurance and private pension operations before claim and selling expenses	1,991	5	1,996	2,082	-	2,082
Commissions and Banking Fees	17,777	2,288	20,065	16,835	1,891	18,726

(1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions.

(2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Copagaz – Distribuidora de Gás S.A., Alpargatas S.A. and XPart S.A.;

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3);

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups;

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

  Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

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Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. a) Transactions with related parties: [GRAPHIC APPEARS HERE] ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenues / (Expenses) Annual rate 06/30/2021 12/31/2020 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Interbank investments—18,539 10 33 33 33 Other—18,539 10 33 33 33 Loan operations 625 727 10 31 14 44 Duratex S.A. CDI + 1.45% 526 515 6 7 10 8 Other CDI + 1.3% to 1.5% / 2.5% to 99 212 4 24 4 36 6% / 100% CDI Securities and derivative financial instruments (assets and liabilities) 2,403 1,716 30 6 55 4 Investment funds 135 107 6 6 14 4 Copagaz – Distribuidora de Gás S.A. CDI + 1.7% to 2.95% 1,097 950 14—23—Itaúsa S.A. CDI + 2% to 2.4% 1,169 771 10—18—Other 2 (112) — — Deposits received under securities repurchase agreements (32) (165) (3) 9 (4) (18) Alpargatas S.A. 101% CDI (8) (107) (1) (5) (1) (6) Duratex S.A. 82% to 99% CDI (18) (49) (1) (1) (1) (2) Other 100% SELIC / 100% CDI (6) (9) (1) 15 (2) (10) Amounts receivable (payable) / Commissions and/or Other General and (135) (26) (5) 9 1 18 Administrative expenses Instituto Unibanco—123 1—2 1 Fundação Itaú Unibanco – Previdência Complementar (79) (93) 9 14 18 25 ConectCar Soluções de Mobilidade Eletrônica S.A. (36) (46) 1 (1) 3 2 Olímpia Promoção e Serviços S.A. (7) (9) (20) (9) (31) (18) Other (13) (1) 4 5 9 8 Rent — (8) (8) (16) (17) Fundação Itaú Unibanco – Previdência Complementar — (8) (7) (15) (15) FUNBEP – Fundo de Pensão Multipatrocinado ——(1) (1) (2) Donation—(500)—(1,000)—(1,000) Fundação Itaú para a Educação e Cultura—(500)—(1,000)—(1,000) Sponsorship 9 12 (3) (3) (5) (6) Associação Cubo Coworking Itaú 9 12 (3) (3) (5) (6) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 67, Liabilities of R$ (6,321) and Results of R$ (14) (R$ 65, R$ (6,623) at 12/31/2020 and R$ (36) from 01/01 to 06/30/2020, respectively). Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2021 06/30/2020 06/30/2021 06/30/2020 Fees (114) (128) (237) (255) Profit sharing (50) (26) (99) (48) Post-employment benefits (1) (1) (7) (5) Share-based payment plan (15) (42) (48) (91) Total (180) (197) (391) (399) [GRAPHIC APPEARS HERE] Total amounts related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 123

Note 32 – Risk and Capital Management Corporate Governance ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures. Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 124

Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; Risk pricing: ITAÚ UNIBANCO HOLDING’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 125

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 126

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic.In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 40% and 45%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

06/30/2021					12/31/2020				
Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
979,186	(45,750)	(880)	541	1,391	951,343	(51,480)	(830)	491	1,416

(1) Composed of Loan operations, lease operations and securities.

(2) Comprises expected credit loss for Financial Guarantees R$ (852) (R$ (907) at 12/31/2020) and Loan Commitments R$ (3,488) (R$ (3,485) at 12/31/2020).

1.3 Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.

Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d.

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product.

For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating.

Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring.

(*) For the real estate loans portfolio, the figure is 180 days with no payments made.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 127

1.4 Maximum Exposure of Financial Assets to Credit Risk 06/30/2021 12/31/2020 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,281,209 429,869 1,711,078 1,294,428 466,835 1,761,263 At Amortized Cost 830,827 307,828 1,138,655 861,485 324,255 1,185,740 Interbank deposits 16,476 39,958 56,434 17,775 37,910 55,685 Securities purchased under agreements to resell 160,618 2,796 163,414 237,528 2,415 239,943 Securities 118,642 22,088 140,730 103,146 26,658 129,804 Loan and lease operations 493,561 234,787 728,348 468,461 245,643 714,104 Other financial assets 72,783 18,341 91,124 67,425 25,830 93,255 (-) Provision for Expected Loss (31,253) (10,142) (41,395) (32,850) (14,201) (47,051) At Fair Value Through Other Comprehensive Income 52,300 56,517 108,817 48,992 60,950 109,942 Securities 52,300 56,517 108,817 48,992 60,950 109,942 At Fair Value Through Profit or Loss 398,082 65,524 463,606 383,951 81,630 465,581 Securities 371,218 20,138 391,356 365,718 23,353 389,071 Derivatives 26,707 45,386 72,093 18,227 58,277 76,504 Other financial assets 157—157 6—6 Financial liabilities—provision for expected loss 3,657 683 4,340 3,655 737 4,392 Loan Commitments 3,146 342 3,488 3,135 350 3,485 Financial Guarantees 511 341 852 520 387 907 Off balance sheet 412,849 64,903 477,752 372,542 58,773 431,315 Financial Guarantees 61,425 16,631 78,056 51,830 17,103 68,933 Letters of credit to be released 47,279—47,279 41,477—41,477 Loan commitments 304,145 48,272 352,417 279,235 41,670 320,905 Mortgage loans 7,542—7,542 6,357—6,357 Overdraft accounts 134,674—134,674 126,302—126,302 Credit cards 159,321 3,600 162,921 144,386 3,859 148,245 Other pre-approved limits 2,608 44,672 47,280 2,190 37,811 40,001 Total 1,690,401 494,089 2,184,490 1,663,315 524,871 2,188,186 [GRAPHIC APPEARS HERE] Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 128

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loan and lease operations 06/30/2021% 12/31/2020 % Industry and commerce 167,030 22.9 163,784 22.9 Services 164,795 22.6 172,322 24.1 Other sectors 34,089 4.7 37,565 5.3 Individuals 362,434 49.8 340,433 47.7 Total 728,348 100.0 714,104 100.0 Other financial assets (*) 06/30/2021% 12/31/2020 % Public sector 626,981 67.2 713,705 71.2 Services 126,758 13.6 79,788 8.0 Other sectors 79,923 8.6 67,636 6.8 Financial 99,182 10.6 139,820 14.0 Total 932,844 100.0 1,000,949 100.0 [GRAPHIC APPEARS HERE] (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 129

1.4.2 By type and classification of credit risk Loan and lease operations [GRAPHIC APPEARS HERE] 06/30/2021 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 225,017 203,910 838 429,765 32,016 19,234—51,250 22,613 777—23,390 279,646 223,921 838 504,405 Corporate 119,594 18,915 52,564 191,073 1,748 62 525 2,335 5,708 84 2,457 8,249 127,050 19,061 55,546 201,657 Micro/Small and medium companies 101,900 60,640 6,168 168,708 15,254 3,754 201 19,209 9,307 254 134 9,695 126,461 64,648 6,503 197,612 Foreign loans—Latin America 164,385 42,869 14,269 221,523 15,457 1,835 801 18,093 15,349 83 99 15,531 195,191 44,787 15,169 255,147 Total 610,896 326,334 73,839 1,011,069 64,475 24,885 1,527 90,887 52,977 1,198 2,690 56,865 728,348 352,417 78,056 1,158,821% 60.4 32.3 7.3 100.0 70.9 27.4 1.7 100.0 93.2 2.1 4.7 100.0 62.9 30.4 6.7 100.0 12/31/2020 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 199,158 190,273 854 390,285 30,793 19,387—50,180 25,532 987—26,519 255,483 210,647 854 466,984 Corporate 123,665 17,670 43,602 184,937 2,793 16 595 3,404 8,063 93 2,516 10,672 134,521 17,779 46,713 199,013 Micro/Small and medium companies 96,784 50,813 5,434 153,031 15,965 3,884 440 20,289 9,206 307 131 9,644 121,955 55,004 6,005 182,964 Foreign loans—Latin America 167,601 35,960 14,498 218,059 16,692 1,414 676 18,782 17,852 101 187 18,140 202,145 37,475 15,361 254,981 Total 587,208 294,716 64,388 946,312 66,243 24,701 1,711 92,655 60,653 1,488 2,834 64,975 714,104 320,905 68,933 1,103,942% 62.1 31.1 6.8 100.0 71.5 26.7 1.8 100.0 93.3 2.3 4.4 100.0 64.7 29.1 6.2 100.0 06/30/2021 12/31/2020 Internal Rating Stage 1 Stage 2 Stage 3 Total loan Stage 1 Stage 2 Stage 3 Total loan operations operations Low 523,318 11,360—534,678 501,463 13,172—514,635 Medium 86,060 36,020—122,080 84,193 37,249—121,442 High 1,518 17,095—18,613 1,552 15,822—17,374 Credit-Impaired — 52,977 52,977 — 60,653 60,653 Total 610,896 64,475 52,977 728,348 587,208 66,243 60,653 714,104% 83.9 8.8 7.3 100.0 82.2 9.3 8.5 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 130

Other financial assets 06/30/2021 Fair Value Stage 1 Stage 2 Stage 3 Cost Fair Value Cost Fair Value Cost Fair Value [GRAPHIC APPEARS HERE] Investment funds 16,040 5,026 4,775 11,265 11,265 — Government securities 470,909 472,099 470,909 — — Brazilian government 408,378 408,717 408,378 — — Other Public—36 — ——Abroad 62,531 63,346 62,531 — — Argentina 1,664 1,632 1,664 — — United States 5,826 5,846 5,826 — — Mexico 11,756 11,760 11,756 — — Italy 120 121 120 — — Spain 7,052 7,058 7,052 — — Korea 5,464 5,471 5,464 — — Chile 22,635 23,266 22,635 — — Paraguay 2,251 2,348 2,251 — — Uruguay 443 439 443 — — Colombia 5,313 5,398 5,313 — — Peru 7 7 7 — — Corporate securities 151,871 146,869 145,769 3,472 2,741 5,543 3,361 Rural product note 9,200 8,959 9,036 146 117 70 47 Real estate receivables certificates 5,487 5,472 5,439 48 48 — Bank deposit certificate 202 202 202 — — Debentures 85,402 80,145 80,341 2,401 1,816 5,175 3,245 Eurobonds and other 7,450 7,392 7,450 — — Financial bills 8,675 8,668 8,675 — — Promissory notes 5,484 5,456 5,484 — — Other 29,971 30,575 29,142 877 760 298 69 Total 638,820 623,994 621,453 14,737 14,006 5,543 3,361 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 131

12/31/2020 Fair Value Stage 1 Stage 2 Stage 3 Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 14,204 3,232 2,997 10,943 10,943 1,232 264 Government securities 483,791 479,477 483,791 — — Brazilian government 422,098 417,782 422,098 — — Other Public—36 — ——Abroad 61,693 61,659 61,693 — — Argentina 1,498 1,480 1,498 — — United States 5,835 5,847 5,835 — — Mexico 10,222 10,227 10,222 — — Italy 130 133 130 — — Spain 4,844 4,847 4,844 — — Korea 3,947 3,951 3,947 — — Chile 23,195 23,183 23,195 — — Paraguay 2,950 3,011 2,950 — — Uruguay 978 964 978 — — Colombia 8,089 8,012 8,089 — — Peru 5 4 5 — — Corporate securities 127,757 122,695 122,326 3,485 2,738 5,873 2,693 Rural product note 5,823 5,717 5,723 38 36 115 64 Real estate receivables certificates 5,342 5,290 5,268 77 73—1 Bank deposit certificate 1,066 1,064 1,066 — — Debentures 62,723 57,963 58,365 2,402 1,779 5,462 2,579 Eurobonds and other 7,604 7,445 7,604 — — Financial bills 15,783 15,784 15,783 — — Promissory notes 7,629 7,611 7,629 — — Other 21,787 21,821 20,888 968 850 296 49 Total 625,752 605,404 609,114 14,428 13,681 7,105 2,957 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 132

Other Financial Assets—Internal Classification by Level of Risk [GRAPHIC APPEARS HERE] 06/30/2021 Financial Assets—At Amortized Cost Financial Assets at fair Financial assets at fair value Interbank deposits and Internal rating value through other Total through profit or loss (*) securities purchased under Securities comprehensive income agreements to resell Low 219,830 135,365 459,853 108,817 923,865 Medium—3,998 3,292—7,290 High 18 1,367 304—1,689 Total 219,848 140,730 463,449 108,817 932,844% 23.5 15.1 49.7 11.7 100.0 (*) Includes Derivatives in the amount of R$ 72,093 at 06/30/2021. 12/31/2020 Financial Assets—At Amortized Cost Financial Assets at fair Financial assets at fair value Interbank deposits and Internal rating value through other Total through profit or loss (*) securities purchased under Securities comprehensive income agreements to resell Low 295,334 123,553 463,168 109,942 991,997 Medium—4,396 2,192—6,588 High 294 1,855 215—2,364 Total 295,628 129,804 465,575 109,942 1,000,949% 29.5 13.0 46.5 11.0 100.0 (*) Includes Derivatives in the amount of R$ 76,504 at 12/31/2020. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 133

1.4.3 Collateral for loans and lease operations 06/30/2021 12/31/2020 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Fair value of Carrying Fair value of Carrying Fair value of Carrying Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 97,925 244,778 1,535 1,433 80,907 202,819 1,746 1,621 Personal (1) 1,821 7,325 1,181 1,126 1,960 6,759 737 698 Vehicles (2) 24,643 59,924 345 301 21,595 44,673 999 918 Mortgage loans (3) 71,461 177,529 9 6 57,352 151,387 10 5 Micro, small and medium companies and corporates (4) 164,059 564,561 21,134 18,317 151,129 444,696 31,582 27,011 Foreign loans—Latin America (4) 156,651 303,728 15,465 9,790 161,987 309,489 15,381 9,050 Total 418,635 1,113,067 38,134 29,540 394,023 957,004 48,709 37,682 [GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] In general requires financial collaterals. Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. Properties themselves are pledged as collateral. Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loan and lease operations, R$ 271,579 (R$ 271,372 at 12/31/2020) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 134

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total repossessed assets in the period were R$ 101 (R$ 134 from 01/01 to 06/30/2020), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market); and Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: Î”EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 135

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;
- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and
- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING

It is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 06/30/2021, the average total VaR in Historical Simulation was R$ 324 or 0.2% of total stockholders' equity (R$ 282 from 01/01 to 12/31/2020 or 0.2% of total stockholders' equity).

	VaR Total (Historical Simulation) (in millions of Reais)							
	06/30/2021 (*)				12/31/2020 (*)			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by Risk Factor Group								
Interest rates	779	425	1,083	974	614	292	1,961	431
Currencies	21	10	37	11	20	9	71	24
Shares	50	20	98	60	23	9	49	30
Commodities	5	1	8	3	2	1	4	1
Effect of diversification	-	-	-	(569)	-	-	-	(263)
Total risk	**324**	**198**	**507**	**479**	**282**	**166**	**763**	**223**

(*) VaR by Group of Risk Factors considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 136

2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	06/30/2021						12/31/2020					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**425,700**	**306,388**	**166,168**	**636,326**	**209,924**	**1,744,506**	**478,065**	**335,803**	**185,587**	**568,219**	**227,397**	**1,795,071**
At amortized cost	**354,031**	**249,094**	**134,419**	**335,793**	**98,746**	**1,172,083**	**406,497**	**251,388**	**121,432**	**314,949**	**125,282**	**1,219,548**
Compulsory deposits in the Central Bank of Brazil	85,313	-	-	-	-	85,313	83,133	-	-	-	-	83,133
Interbank deposits	39,559	5,298	5,746	5,548	215	56,366	34,998	5,410	8,178	6,864	187	55,637
Securities purchased under agreements to resell	132,637	30,280	412	4	76	163,409	196,053	43,625	170	10	77	239,935
Securities	2,960	15,672	7,364	88,065	24,586	138,647	9,325	16,907	11,440	55,070	33,997	126,739
Loan and lease operations	93,562	197,844	120,897	242,176	73,869	728,348	82,988	185,446	101,644	253,005	91,021	714,104
At fair value through other comprehensive income	**8,655**	**10,107**	**6,629**	**66,241**	**17,185**	**108,817**	**13,357**	**12,557**	**6,958**	**54,452**	**22,618**	**109,942**
At fair value through profit and loss	**63,014**	**47,187**	**25,120**	**234,292**	**93,993**	**463,606**	**58,211**	**71,858**	**57,197**	**198,818**	**79,497**	**465,581**
Securities	48,951	25,634	19,633	217,625	79,513	391,356	40,577	63,455	48,092	178,565	58,382	389,071
Derivatives	14,063	21,535	5,389	16,626	14,480	72,093	17,634	8,403	9,099	20,253	21,115	76,504
Other financial assets	-	18	98	41	-	157	-	-	6	-	-	6
Financial liabilities	**579,918**	**132,975**	**92,573**	**353,424**	**221,142**	**1,380,032**	**624,542**	**141,647**	**122,233**	**452,797**	**118,616**	**1,459,835**
At amortized cost	**566,362**	**115,720**	**87,223**	**335,118**	**209,693**	**1,314,116**	**607,741**	**134,640**	**109,560**	**426,488**	**101,753**	**1,380,182**
Deposits	370,098	61,571	37,548	197,514	126,770	793,501	370,604	80,456	59,955	277,055	20,940	809,010
Securities sold under repurchase agreements	185,680	1,659	1,419	25,767	20,686	235,211	220,219	3,001	1,962	23,811	24,371	273,364
Interbank market funds	8,526	43,877	39,145	55,823	6,011	153,382	9,542	48,407	36,972	56,482	4,632	156,035
Institutional market funds	1,626	8,114	8,612	54,118	56,226	128,696	6,950	2,247	10,142	67,159	51,810	138,308
Premium bonds plans	432	499	499	1,896	-	3,326	426	529	529	1,981	-	3,465
At fair value through profit and loss	**13,556**	**17,255**	**5,350**	**18,306**	**11,449**	**65,916**	**16,801**	**7,007**	**12,673**	**26,309**	**16,863**	**79,653**
Derivatives	13,555	17,243	5,281	18,205	11,381	65,665	16,791	7,002	12,672	26,252	16,788	79,505
Structured notes	1	-	-	51	68	120	10	-	1	57	75	143
Other financial liabilities	-	12	69	50	-	131	-	5	-	-	-	5
Difference assets / liabilities (*)	**(154,218)**	**173,413**	**73,595**	**282,902**	**(11,218)**	**364,474**	**(146,477)**	**194,156**	**63,354**	**115,422**	**108,781**	**335,236**
Cumulative difference	**(154,218)**	**19,195**	**92,790**	**375,692**	**364,474**		**(146,477)**	**47,679**	**111,033**	**226,455**	**335,236**	
Ratio of cumulative difference to total interest-bearing assets	-8.8%	1.1%	5.3%	21.5%	20.9%		-8.2%	2.7%	6.2%	12.6%	18.7%	

(*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 137

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss—Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income—Securities. 3. Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: Different scenarios projected for changes in liquidity; Contingency plans for crisis situations; Reports and charts that describe the risk positions; Assessment of funding costs and alternative sources of funding; Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.7% or R$ 373.6 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits—is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 138

Funding from customers 06/30/2021 12/31/2020 0-30 days Total % 0-30 days Total % Deposits 370,098 793,501 370,604 809,010 Demand deposits 136,318 136,318 13.8 134,805 134,805 13.2 Savings deposits 184,228 184,228 18.6 179,470 179,470 17.5 Time deposits 48,400 469,647 47.4 55,778 491,234 48.0 Other 1,152 3,308 0.3 551 3,501 0.4 Funds from acceptances and issuance of securities (1) 3,287 127,625 12.9 1,978 136,638 13.4 Funds from own issue (2) 202 474 0.1 218 1,985 0.2 Subordinated debt—68,999 6.9 6,657 74,916 7.3 Total 373,587 990,599 100.0 379,457 1,022,549 100.0 [GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2021, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 266.6 billion and accounted for 71.3% of the short term redeemable obligations, 26.9% of total funding, and 19.9% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: [GRAPHIC APPEARS HERE] Liquidity indicators [GRAPHIC APPEARS HERE] Net assets (1) / customers funds within 30 days (2) Net assets (1) / total customers funds (3) Net assets (1) / total financial assets (4) [GRAPHIC APPEARS HERE] 06/30/2021 12/31/2020% % 71.3 85.2 26.9 31.6 19.9 23.4 Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities—available. Detailed in the table Non discounted future flows – Financial assets. Funding from customers table (Total funding from customers 0-30 days). Funding from customers table (Total funding from customers). Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,337,756 (R$ 1,381,769 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 139

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: [GRAPHIC APPEARS HERE] Undiscounted future flows, except for derivatives which are fair value 06/30/2021 Financial assets (1) 0-30 31—365 366—720 Over 720 Total days Cash 39,837 ——39,837 Interbank investments 171,034 32,620 3,952 2,091 209,697 Securities purchased under agreements to resell – Collateral held (2) 37,695 ——37,695 Securities purchased under agreements to resell – Collateral repledge 93,305 22,113 — 115,418 Interbank deposits (4) 40,034 10,507 3,952 2,091 56,584 Securities 203,196 26,276 49,880 152,579 431,931 Government securities—available 183,732 381 390 5,653 190,156 Government securities – under repurchase commitments 166 11,305 39,506 21,892 72,869 Corporate securities—available 19,298 13,134 7,659 91,742 131,833 Corporate securities – under repurchase commitments—1,456 2,325 33,292 37,073 Derivative financial instruments—Net position 14,063 26,924 7,573 23,533 72,093 Swaps 287 4,634 6,135 22,467 33,523 Options 2,185 15,470 824 635 19,114 Forwards 9,736 1,935 131—11,802 Other derivatives 1,855 4,885 483 431 7,654 Loan and lease operations (3) 66,398 230,154 125,184 321,390 743,126 Other financial assets 3 116 22 16 157 Total financial assets 494,531 316,090 186,611 499,609 1,496,841 [GRAPHIC APPEARS HERE] 12/31/2020 [GRAPHIC APPEARS HERE] 0-30 31—365 366—720 Over 720 Total days 46,224 ——46,224 234,755 43,276 6,273 1,092 285,396 44,743 ——44,743 150,474 31,561 — 182,035 39,538 11,715 6,273 1,092 58,618 239,964 16,348 17,144 101,908 375,364 226,615 393 379 5,779 233,166 93 3,905 6,749 15,132 25,879 13,256 11,113 8,352 51,927 84,648—937 1,664 29,070 31,671 17,634 17,502 6,478 34,890 76,504 4,064 2,952 5,117 33,886 46,019 10,103 8,783 992 540 20,418 1,323 757 5—2,085 2,144 5,010 364 464 7,982 60,896 236,173 114,523 317,492 729,084—6 — 6 599,473 313,305 144,418 455,382 1,512,578 The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 98,217 (R$ 90,059 at 12/31/2020), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. Net of R$ 6,714 (R$ 11,119 at 12/31/2020) which securities are linked to guarantee transactions at B3 S.A.—Brasil, Bolsa, Balcão and in the BACEN. Net of payment to merchants of R$ 73,001 (R$ 71,820 at 12/31/2020) and the amount of Liabilities from transactions related to credit assignments R$ 1,148 (R$ 1,623 at 12/31/2020). Includes R$ 33,256 (R$ 32,477 at 12/31/2020) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 140

Undiscounted future flows, except for derivatives which are fair value	06/30/2021					12/31/2020				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**370,498**	**101,112**	**71,302**	**335,013**	**877,925**	**369,957**	**145,085**	**36,258**	**344,261**	**895,561**
Demand deposits	136,318	-	-	-	136,318	134,805	-	-	-	134,805
Savings deposits	184,228	-	-	-	184,228	179,470	-	-	-	179,470
Time deposit	48,730	99,286	71,191	334,858	554,065	53,978	143,446	36,182	343,974	577,580
Interbank deposits	806	1,826	111	155	2,898	1,633	1,639	76	287	3,635
Other deposits	416	-	-	-	416	71	-	-	-	71
Compulsory deposits	**(43,359)**	**(12,579)**	**(8,484)**	**(33,795)**	**(98,217)**	**(36,337)**	**(16,874)**	**(4,412)**	**(32,436)**	**(90,059)**
Demand deposits	(12,904)	-	-	-	(12,904)	(6,926)	-	-	-	(6,926)
Savings deposits	(24,249)	-	-	-	(24,249)	(22,672)	-	-	-	(22,672)
Time deposit	(6,206)	(12,579)	(8,484)	(33,795)	(61,064)	(6,739)	(16,874)	(4,412)	(32,436)	(60,461)
Securities sold under repurchase agreements (1)	**245,853**	**5,117**	**6,699**	**13,227**	**270,896**	**260,846**	**5,024**	**5,183**	**22,591**	**293,644**
Government securities	171,261	2,093	3,930	13,202	190,486	182,848	2,070	2,414	22,564	209,896
Corporate securities	21,741	3,024	2,769	25	27,559	22,056	2,954	2,769	27	27,806
Foreign	52,851	-	-	-	52,851	55,942	-	-	-	55,942
Funds from acceptances and issuance of securities (2)	**3,090**	**40,076**	**29,246**	**65,647**	**138,059**	**2,391**	**40,463**	**35,189**	**68,573**	**146,616**
Loans and onlending obligations (3)	**6,779**	**69,589**	**3,871**	**10,450**	**90,689**	**11,891**	**64,735**	**6,239**	**6,388**	**89,253**
Subordinated debt (4)	**105**	**14,336**	**32,081**	**37,479**	**84,001**	**6,797**	**8,428**	**28,994**	**45,762**	**89,981**
Derivative financial instruments - Net position	**13,555**	**22,524**	**8,329**	**21,257**	**65,665**	**16,791**	**19,674**	**6,895**	**36,145**	**79,505**
Swaps	452	3,871	6,857	20,282	31,462	7,344	3,612	5,573	35,260	51,789
Options	3,374	15,817	692	657	20,540	6,355	12,381	998	528	20,262
Forwards	8,753	1	-	-	8,754	892	13	-	-	905
Other derivatives	976	2,835	780	318	4,909	2,200	3,668	324	357	6,549
Other financial liabilities	**9**	**80**	**41**	**1**	**131**	**-**	**5**	**-**	**-**	**5**
Total financial liabilities	**596,530**	**240,255**	**143,085**	**449,279**	**1,429,149**	**632,336**	**266,540**	**114,346**	**491,284**	**1,504,506**

(1) Includes own and third parties' portfolios.
(2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
(3) Recorded in funds from interbank markets.
(4) Recorded in funds from institutional markets.

Off balance commitments	06/30/2021					12/31/2020				
	0 – 30	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Financial Guarantees	1,789	25,995	7,580	42,692	**78,056**	2,859	24,491	6,428	35,155	**68,933**
Commitments to be released	135,220	32,093	17,111	167,993	**352,417**	128,792	27,144	11,776	153,193	**320,905**
Letters of credit to be released	47,279	-	-	-	**47,279**	41,477	-	-	-	**41,477**
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	13	-	-	**13**	-	36	-	-	**36**
Total	**184,288**	**58,101**	**24,691**	**210,685**	**477,765**	**173,128**	**51,671**	**18,204**	**188,348**	**431,351**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 | 141

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	06/30/2021	12/31/2020
Available capital (amounts)		
Common Equity Tier 1	124,964	119,960
Tier 1	141,674	137,157
Total capital (PR)	156,561	151,244
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,048,628	1,042,207
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.9%	11.5%
Tier 1 ratio (%)	13.5%	13.2%
Total capital ratio (%)	14.9%	14.5%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	1.625%	1.25%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.625%	2.25%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

The Basel Ratio reached 14.9% on June 30, 2021, with an increase of 0.4 percentage point as compared to December 31, 2020. The main positive effects were the accumulated income for the period, net of mandatory minimum dividends and issues of Tier II Subordinated Notes, partially offset by the exchange variation on Tier I Subordinated Notes and an increase in credit risk weighted assets.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 72,671 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 27,526 (R$ 23,450 at 12/31/2020), generously covered by available capital.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 06/30/2021, fixed assets ratio reached 18.0% (24.0% at 12/31/2020), showing a surplus of R$ 50,177 (R$ 39,274 at 12/31/2020).

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Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of June 2021, totaling R$ 44,556. [GRAPHIC APPEARS HERE] Name of security / currency Principal amount Issue Maturity Return p.a. Account balance (original currency) 06/30/2021 12/31/2020 Subordinated financial bills—BRL 6 2011 2021 109.25% to 110.5% of CDI 15 14 2,307 2012 2022 IPCA + 5.15% to 5.83% 5,875 5,484 20 IGPM + 4.63% 44 38 2,333 Total 5,934 5,536 Subordinated euronotes—USD 1,000 2010 2021 5.75%—5,360 490 2011 2021 5.75% to 6.20% 2,461 3,805 550 2012 2021 6.20% 2,751 2,858 2,600 2012 2022 5.50% to 5.65% 13,251 13,764 1,851 2012 2023 5.13% 9,317 9,677 7,721 Total 27,780 35,464 Debt instruments eligible as capital—USD 740 2019 2029 4.50% 3,720 3,865 493 2021 2031 3.90% 2,476—1,233 Total 6,196 3,865 Debt instruments eligible as capital—BRL [GRAPHIC APPEARS HERE] 50 2019 2028 CDI + 0.72% 53 2,280 2029 CDI + 0.75% 2,418 450 2020 2029 CDI + 2% 462 112 2020 2030 IPCA + 4.63% 115 1,555 2020 2030 CDI + 2% 1,578 4,447 Total 4,626 52 2,379 ——2,431 Total 44,536 47,296 II—Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWACPAD + RWAMINT + RWAOPAD ï,· portion related to exposures to credit risk, calculated using the standardized approach; ï,· portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular nº 3,646 and nº 3,674; ï,· = portion related to capital required for operational risk, calculated based on the standardized approach. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 143

a b RWA 06/30/2021 12/31/2020 Credit Risk—standardized approach 941,021 921,934 Credit risk (excluding counterparty credit risk) 817,765 778,153 Counterparty credit risk (CCR) 43,576 45,674 Of which: standardized approach for counterparty credit risk (SA-CCR) 27,400 27,119 Of which: other CCR 16,176 18,555 Credit valuation adjustment (CVA) 7,222 5,960 Equity investments in funds—look-through approach 6,223 4,897 Equity investments in funds—mandate-based approach 63 623 Equity investments in funds—fall-back approach 794 716 Securitisation exposures—standardized approach 1,352 1,506 Amounts below the thresholds for deduction 64,026 84,405 Market Risk 25,581 27,481 Of which: standardized approach (RWAMPAD) 31,976 34,351 Of which: internal models approach (RWAMINT) 22,864 22,362 Operational Risk 82,026 92,792 Total 1,048,628 1,042,207 III – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 144

IV—Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%. Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 145

II – Risks of Insurance and Private Pensions

ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation.

Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral.

- Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).
- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk.
- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Income and Stockholders' Equity (1)			
	06/30/2021		12/31/2020	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	62	1	56	2
5% decrease	(66)	(2)	(59)	(2)
Risk-free Interest Rates				
0.1% increase	113	11	98	10
0.1% decrease	(115)	(11)	(100)	(11)
Conversion in Income Rates				
5% increase	(14)	-	(9)	-
5% decrease	14	-	9	-
Claims				
5% increase	-	(57)	-	(52)
5% decrease	-	57	-	52

(1) Amounts net of tax effects.

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b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 06/30/2021			01/01 to 06/30/2020		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals						
Group accident insurance	399	399	100.0	385	385	100.0
Individual accident	94	94	100.0	104	104	100.0
Credit Life Insurance	426	426	100.0	254	254	100.0
Group life	553	553	100.0	439	439	100.0

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01-Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	06/30/2021		12/31/2020	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	5,305	(3.26)	7,025	(3.11)
National Treasury Notes (NTN-B)	5,349	(5.74)	5,215	(5.42)
National Treasury Notes (NTN-F)	115	(0.07)	134	(0.08)
National Treasury Bills (LTN)	2,411	(0.45)	2,098	(0.31)
Corporate securities				
Indexed to IPCA	302	(0.28)	22	(0.01)
Indexed to PRE	27	-	85	-
Indexed to PYG	15	(0.01)	-	-
Shares	**1,271**	**13**	**1,320**	**13**
Post-fixed assets	**3,372**	**-**	**2,414**	**-**
Under agreements to resell	**2,722**	**-**	**697**	**-**
Total	**20,889**		**19,010**	

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b) Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	06/30/2021			12/31/2020		
		Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)
Insurance operations	**Backing asset**						
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,480	52.5	11.1	2,298	57.8	19.1
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	928	45.9	19.0	838	50.9	27.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	18	12.4	10.8	16	16.3	18.3
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	20	155.5	19.1	17	172.6	24.0
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	2	190.3	10.8	2	204.1	18.3
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	131	7.0	92.7	132	7.0	96.4
Subtotal	**Subtotal**	**3,579**			**3,303**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	93	104.3	78.3	88	109.4	81.3
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	11	15.7	9.9	12	17.4	22.2
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	70	15.7	9.9	68	17.4	22.2
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	24	15.7	9.9	22	17.4	22.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	440	15.7	9.9	332	17.4	22.2
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	3,638	104.3	78.5	3,278	109.4	81.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	202,187	158.8	55.2	205,670	166.5	56.2
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	7,254	182.4	77.0	6,268	188.5	80.9
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	1,539	182.3	77.0	1,304	188.4	80.9
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	650	182.4	77.0	655	188.5	80.9
Subtotal	**Subtotal**	**215,906**			**217,697**		
Total technical reserves	**Total backing assets**	**219,485**			**221,000**		

(1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.
(2) DU = Duration in months.

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c) Credit Risk

I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING's subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are basically represented by: IRB Brasil Resseguros S.A. with 80% (59% at 12/31/2020), Austral Resseguradora S.A. with 11% (20% at 12/31/2020) and Mapfre Re do Brasil Companhia de Resseguros with 9% (21% at 12/31/2020).

- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 45%, Austral Resseguradora S.A. with 30% and IRB Brasil Resseguros S.A. with 25% (same percentages (%) observed at 12/31/2020).

II – Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	06/30/2021				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
Low	5,739	29,839	204,885	842	241,305
Medium	-	-	27	-	27
High	-	-	6	-	6
Total	**5,739**	**29,839**	**204,918**	**842**	**241,338**
%	**2.4**	**12.4**	**84.9**	**0.3**	**100.0**

(*) Includes Derivatives in the amount of R$ 2,966.

	12/31/2020				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at Fair Value Through Other Comprehensive Income	Total
Low	3,517	30,614	205,099	1,194	240,424
Medium	-	-	3	-	3
High	-	-	-	-	-
Total	**3,517**	**30,614**	**205,102**	1,194	**240,427**
%	**1.5**	**12.7**	**85.3**	**0.5**	**100.0**

(*) Includes Derivatives in the amount of R$ 1,336.

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Note 33 – Supplementary information

a) "Coronavirus" COVID-19 relief efforts

ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic.

In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations;
ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE);
iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE);
iv) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses;
v) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha);
vi) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective; and
vii) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN.

ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements:

(a) increase in 2020 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in June 2021 is R$ 22,288. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing;

(b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the *Travessia* (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions;

(c) 0.9% increase in the period in applications of renegotiation and extension of terms for loan operations as the economic situation changed;

(d) the allowance for loan losses in the amount of R$ 43,579 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In June 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 221% as compared to 255% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client's rating), provisioning posted

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a decrease of 9.8% in the period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; the mark-to-market component of the securities portfolio was -1.3% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels. In subsequent periods, variations observed in the mark-to-market component are not necessarily related to the effects of the pandemic; due to the COVID-19 pandemic, during 2020, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio; however, over 2021, a small drop was noted as the portfolio gets back to normal. Additionally, there were impacts on funding, with an increase in deposits too. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines; increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carry forwards in ITAÚ UNIBANCO HOLDING. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING; and increase in expenses with claims related to COVID-19 of R$ 219 in the period, mainly related to credit life and life insurance. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. In 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. In April 2021, ITAÚ UNIBANCO HOLDING worked together with competitors to fight hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING contributed for the purchase and distribution of basket of food staples. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 151

Note 34—Subsequent event Bidding for payroll management in Minas Gerais On July 16, 2021, ITAÚ UNIBANCO HOLDING won the bidding conducted by the Government of the State of Minas Gerais for the provision of payment services to state civil servants and suppliers of state legal entities, for 5 years, totaling the monthly amount of approximately R$ 4.8 billion. The operation involves 618 thousand civil servants in the state of Minas Gerais, with a payroll loan balance of R$ 7.7 billion, and 6.3 thousand suppliers that are legal entities in the State. The proposal sets forth the payment of R$ 2.4 billion for the Payroll management, which will be registered as intangible assets and the recognition in result will be deferred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2021 152